

INTERCHANGE FINANCIAL SERVICES CORPORATION

ARIS 1-10518
P.E. 12-31-02
RECD S.E.C.
MAR 2 7 2003
1086



PROCESSED
MAR 2 8 2003
THOMSON
FINANCIAL

2002 ANNUAL REPORT

In January 2002 the Bank initiated its new image brand: "The Bank For People Like You". As part of this extensive positioning makeover, an original jingle was created to serve as the basis for a 60-second television commercial that aired on local cable networks throughout Bergen County. The lyrics of the jingle conveyed the emotional benefits of being an Interchange customer:

The Bank For People Like You

Life is fast; you're on the run
Need a helping hand just to get things done?
Someone to turn to, to give you a smile,
A hometown friend to go the extra mile?

Interchange, For People Like You
Interchange Bank, to see you through.
Interchange, For People Like You
The Bank For People Like You.

You want service, our best shines through.
Putting you first, that's what we do.
You want value, count on us,
Bank on the bank you know you can trust.

Interchange, For People Like You
Interchange Bank,
You know we're going to see you through
Interchange, For People Like You
The Bank For People Like You.





Financial Highlights

Years Ended December 31,

	2002	2001	2000	1999	1998 (1)
Income Statement Data (in thousands)					
Net interest income (actual)	**$39,022**	$33,958	$31,394	$30,271	$28,902
Tax equivalent basis adjustment	**376**	324	158	158	53
Net interest income (taxable equivalent)	**39,398**	34,282	31,552	30,429	28,955
Provision for loan and lease losses	**1,500**	1,075	750	1,200	951
Non-interest income	**6,514**	5,578	4,381	5,586	4,982
Non-interest expense	**25,063**	22,873	21,177	20,063	19,416
Net income	**12,877**	10,540	9,256	9,635	8,609
Balance Sheet Data--end of year (in thousands)					
Total assets	**$936,332**	$830,949	$770,244	$706,125	$685,364
Total loans and leases	**615,641**	581,323	560,879	511,976	478,717
Total deposits	**815,672**	726,483	668,860	598,992	598,732
Total stockholders' equity	**80,680**	68,233	61,984	58,276	62,372
Per Share Data					
Basic earnings per common share	**$1.31**	$1.08	$0.94	$0.91	$0.80
Diluted earnings per common share	**1.30**	1.07	0.94	0.91	0.79
Cash dividends declared	**0.40**	0.36	0.33	0.32	0.27
Special cash dividends declared	**0.04**	-	-	-	-
Book value	**8.22**	7.04	6.33	5.77	5.77
Weighted average shares outstanding (in thousands)					
Basic	**9,809**	9,778	9,810	10,547	10,784
Diluted	**9,933**	9,822	9,837	10,593	10,856
Selected Ratios and Other Data					
Return on average total assets	**1.43%**	1.31%	1.24%	1.39%	1.31%
Return on average total stockholders' equity	**17.35%**	16.06%	16.18%	15.52%	14.53%
Average total stockholders' equity to average total assets	**8.27%**	8.13%	7.64%	8.99%	9.00%
Net yield on interest-earning assets (taxable equivalent) (2)	**4.68%**	4.49%	4.41%	4.61%	4.61%
Efficiency ratio (3)	**55.06%**	57.46%	58.52%	56.81%	53.59%
Net charge-offs to average loans and leases	**0.14%**	0.11%	0.01%	0.28%	0.12%
Nonperforming assets to total loans and leases and foreclosed assets	**1.00%**	0.48%	0.29%	0.31%	0.38%
Allowance for loan and lease losses to total loans and leases	**1.17%**	1.13%	1.10%	1.07%	1.18%
Allowance for loan and lease losses to nonaccrual loans and leases	**120.86%**	304.12%	441.15%	491.12%	471.20%
Full time equivalent employees	**226**	217	214	206	208
Full service banking offices	**18**	17	17	15	15

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

(1) Information for this period has been restated to reflect the Company's acquisition of The Jersey Bank for Savings, which was completed on May 31, 1998 and was accounted for as a pooling of interests.

(2) Net yield on interest earning assets (taxable equivalent) is calculated by dividing net interest income (on a fully taxable equivalent basis) by average interest earning assets.

	2002	2001	2000	1999	1998(1)
Net interest income	**$39,022**	$33,958	$31,394	$30,271	$28,902
Tax-equivalent basis adjustment	**376**	324	158	158	53
Net interest income (on a fully taxable equivalent basis)	**$39,398**	$34,282	$31,552	$30,429	$28,955
Average interest earning assets	**$842,191**	$764,218	$715,113	$660,528	$627,499
Net yield on interest earning assets (taxable equivalent)	**4.68%**	4.49%	4.41%	4.61%	4.61%

(3) The efficiency ratio is calculated by dividing non-interest expenses, excluding merger-related charges, amortization of intangibles and net expense of foreclosed real estate by net interest income (on a fully taxable equivalent basis) and non-interest income, excluding gains on sales of loans, securities and loan servicing.

	2002	2001	2000	1999	1998(1)
Non-interest expense	**$25,063**	$22,873	$21,177	$20,063	$19,416
Less:					
Merger related charges	-	-	-	-	1,392
Amortization of intangibles	**69**	81	313	313	383
Net expense of foreclosed real estate	**24**	37	17	13	1
Non-interest expense adjusted	**$24,970**	$22,755	$20,847	$19,737	$17,640
Net interest income (on a fully taxable equivalent basis)	**$39,398**	$34,282	$31,552	$30,429	$28,955
Non-interest income	**6,514**	5,578	4,381	5,586	4,982
Less:					
Security gains	**564**	252	312	859	1,021
Sale of loans*	-	8	-	86	-
Net gain on sale of merchant credit card portfolio	-	-	-	329	-
Net interest income and non-interest income adjusted	**$45,348**	$39,600	$35,621	$34,741	$32,916
Efficiency ratio	**55.06%**	57.46%	58.52%	56.81%	53.59%

* Does not include leases which were syndicated.

Letter To Shareholders



(From Left to Right)
Anthony D. Andora,
Chairman of the Board;
Anthony S. Abbate,
President and
Chief Executive Officer

The momentum that we have gathered from the successful execution of our business plan has resulted in our achieving a record annual financial performance with quality asset growth of 12.7% on the Balance Sheet. Year over year we were able to produce a 22% growth in earnings. Earnings per diluted share of common stock for the year ending December 31, 2002 were $1.30 as compared to $1.07 in the preceding year – an increase of 21.5%. Net income for the year ending December 31, 2002 was $12,877,000 as compared to $10,540,000 a year ago – an increase of 22.2%. Fueling the increase in net income was strong deposit growth of 12.3%, coupled with an improved net interest margin of 4.68% as compared to 4.49% for the year ending December 31, 2001. Two of the Company's key performance ratios, Return on Average Assets and Return on Average Equity, reached record levels. For 2002 Return on Average Assets increased to 1.43% from 1.31% in 2001. The Company's Return on Average Equity was 17.35% as compared to 16.06% for the years ending 2002, and 2001, respectively. Happily, as a result of the very good year we had, we declared a special year-end dividend of $0.04 per share that was paid on January 29, 2003.

Loans grew, year over year, 5.9% despite heightened consumer loan prepayments which saw the consumer loan portfolio churn by roughly 50% and decline by 9.2%. Our consumer loan strategy was not to aggressively compete for consumer credit since we were mindful of the risk associated with being locked into a low yield, long-term portfolio in the future when interest rates rise. However, there was a substantial increase in our principal focus, commercial lending, with an increase of 17.0% in commercial loans and 66.3% in commercial lease financing.

A number of events contributed to the year's achievements. In January we purchased certain assets and assumed certain liabilities of an equipment leasing company known as Monarch Capital Company ("Monarch"). Monarch was integrated into our equipment leasing subsidiary, Interchange Capital Company. We also opened our eighteenth branch in Hackensack, New Jersey, the county seat. The decision to locate in Hackensack has proved to be a good choice as business generated from this location has been very good.

Although the stock market was in the doldrums, our mutual funds and annuities department had a banner year, contributing $600 thousand, pre-tax, to earnings. One of our sales people was ranked No. 1 nationally out of 150 financial institutions who participate in the Independent Community Bankers Financial Services Broker/Dealer Partnership.

During the first six months of the year we rolled out our new positioning statement, "Interchange Bank for People Like You". This was as a result of market research on how our existing customers, lost customers and non-customers saw the Company. The theme of this report illustrates why we are considered "For People Like You".





In July, the Company's common stock was added to the widely followed Russell 2000 and 3000 Indexes. The addition of the Company's common stock to the Russell Indexes, as well as the stock split we declared effective July 12, 2002, provided increased visibility and liquidity for the Company's common stock. In fact, the Company's common stock now trades better with more volume and narrower spreads between the "bid" and "ask".



On November 28, 2002 the Company announced that it entered into a definitive agreement to acquire Bridge View Bancorp, a bank holding company with $281.3 million in assets as of December 31, 2002. Upon the closing, which is expected to be completed by May 1, 2003, we will be a bank holding company of approximately $1.2 billion in assets with twenty-nine offices in affluent Bergen County, New Jersey. It will increase our market share placement from tenth to seventh in Bergen County.



We are pleased to add to the Board of Directors of the subsidiary bank, effective January 2, 2003, William "Pat" Schuber, the former Executive for Bergen County, New Jersey. He will make a valuable addition to the Board and we welcome him.

Further positioning the Company for its continued growth and its competing in an even more diverse and complex industry, we made strategic management changes. Anthony J. Labozzetta, Executive Vice President and Chief Financial Officer, was named the Chief Operating Officer of the Company and, effective February 3, 2003, Charles T. Field, CPA, was hired as Senior Vice President and Chief Financial Officer.



We are now positioned, not only in size, with a soon to be significant footprint in northern New Jersey, but with the bench strength and management to enable us to take the Company to new levels.



Anthony S. Abbate
President and Chief Executive Officer



Anthony D. Andora
Chairman of the Board

"The bank for people like you."

Extensive consumer research into the public's perception of the Interchange brand led to a new image for the Bank.







A brand is comprised of the sum of all the real and perceived images that the public has about the Bank, its products and its service levels. After careful measurement and analysis of in-depth research conducted in 2001, it was decided that the bank implement a new image brand centered around the concept of "The Bank For People Like You."

This position statement was selected because it best reflects the attitudes and opinions of the majority of our customers. It also serves to reinforce our community bank philosophy and our personal service commitment to the residents and businesses of Bergen County.



Beginning in January of 2002, the Bank initiated a marketwide campaign to heavily promote our new brand. A 60-second television commercial was created to air on cable TV systems that reach over 350,000 subscribers in more than



(From Left to Right)
Joyce I. Colin, First Vice President and Chief Information Officer; David A. Acevedo, First Vice President, Sales Administration; Linda J. Obsuth, First Vice President, Marketing

100 communities in Bergen, Passaic and Rockland Counties. The commercial combined an original music jingle with lifestyle and life stage images to depict the diversity that exists throughout the Bergen area market. Throughout 2002, a broad range of internal and external media was also used to extend the reach of our new brand into consumer and commercial markets. Additionally, the Bank's stationery and business cards were redesigned to carry the branding image and positioning.

Effective communications between the Bank and its customers and prospective customers is achieved through many channels. As the Internet continues to grow in popularity, the Bank's web site was upgraded to reflect our re-branding effort.

In order to best utilize the Bank's most valuable assets, its employees, and to ensure that sales goals were met, the Bank re-evaluated its sales and service culture during 2002 and segmented the responsibilities of the branch sales staff in line with a retail and commercial sales environment. Each branch was assigned a designated Sales Manager whose responsibilities include developing commercial business in their respective markets and acting as sales coaches to all branch employees.

"Need a helping hand just to get things done?"

Commercial loans and leases grew 20% in 2002, contributing to our long-range strategic plan of increasing our focus on business relationships.



(From Left to Right)
Patricia D. Arnold, Senior Vice President and Chief Credit Officer; James Trouwborst, First Vice President, Senior Commercial Loan Officer; Diane Scriveri, First Vice President, Retail Lending

RAPID RESPONSE BUSINESS LOANS

Interchange Bank is widely known for its continuous efforts in getting things done for its customers, in both their personal lives and in their business lives. Knowing our customers' needs as well as we do has frequently allowed the Bank to take a leadership position in the development of unique and innovative product "firsts". This considerable foresight combined with a willingness to be creatively proactive is what distinguishes Interchange from its peers.



Commercial loans and leases at December 31 (in thousands)

In support of the Bank's strategic plan to further grow its commercial loan share of market, the Bank implemented several initiatives during 2002. Marketing programs were conducted to attract small business borrowers to the Bank's proprietary Rapid Response Business Loans. Rapid Response Business Loans drastically reduce the usual amount of red tape associated with documenting valid commercial loan applications. Loan requests are reviewed and processed quickly so that small and medium-size businesses can take advantage of favorable windows of opportunity to benefit their financial position.

Small business owners were also exposed to Small Business Administration loan products. Interchange Bank has been an SBA guaranteed lender since 1977. These loan







programs enable small businesses that may not qualify for traditional bank financing, a practical means of financial assistance. The Bank intends to accelerate its involvement in SBA loan programs as it moves into 2003 and beyond.

Effectively servicing the business customer is of paramount importance. The close working relationship established with each business customer allows the Bank's commercial account officers to become familiar with all types of businesses – large and small – and the unique factors that drive their respective growth and success.

Retail borrowing during 2002 was propelled on the national wave of response to lower credit costs brought upon by unprecedented rate cuts from the Federal Reserve Board. The Bank supplemented the high demand for consumer loans in the second mortgage market by heavily promoting both home equity loan and home equity line of credit products throughout the year. The Bank also repeated its historically successful annual "Loan Sale" during the third quarter.



"Putting you first, that's what we do."

Customer loyalty is built on personal service, convenient access, and desirable products.










At Interchange Bank, putting the customer first is a practice — not just a policy. To reinforce the importance of this culture, the Bank's Human Resource Department published a new Standards Brochure in January of 2002 that defines and demonstrates the level of service expected of Interchange personnel. All employees, both management and staff, were required to attend training sessions intended to "set the bar" for service excellence.

Making the Bank even more accessible was achieved by officially opening our Hackensack office in January. The office brings the Interchange brand to a mixed audience of business and professional prospects within the densely populated county seat. This location has already become a springboard for new commercial business and is building a strong presence in the market.

Customers in the Rochelle Park area will welcome the completion of construction on the Bank's newer office in that community. Moving from a somewhat congested facility in a strip mall to a more spacious free-standing building will allow for an expanded lobby, additional reserved customer











parking, drive-up banking and ATM access, and a separate Investment Center.

(From Left to Right)
Joanne Westphal, First Vice President, Branch Administration; Frank R. Giancola, Senior Vice President, Operations; Jane G. Matheson, First Vice President, Human Resources

Competition for deposits in the Metropolitan area increased significantly during 2002. Interchange launched a free checking product – Care-FREE Checking – during the second quarter. Similar competitive offerings held the fee-free feature to a limit of six to 12 months. To gain market advantage, Interchange imposed no time restriction but rather offered Care-FREE Checking "forever". The new product was promoted heavily, resulting in a measurable increase in demand deposits.



Total deposits at December 31 (in thousands)

During 2002, the Bank repeated a proven success by promoting a "Super Saturday One Day Sale" in the fourth quarter that offered incentives for new deposit and loan accounts. Results were impressive. Early in the second quarter, a new business product was introduced that mimics the retail-oriented Interchange Check Card. The Business Debit Card allows business customers to make purchases that are automatically deducted from their business checking account. The Card lets customers be more cost conscious by allowing them to control expenses while avoiding credit card interest charges – a welcomed benefit in the active business community.

"Bank on the bank you know you can trust."

Our shareholders and our depositors have placed their trust in the Company's ability to protect and grow their investments.



(From Left to Right)
Steven Fusco, First Vice President, Treasurer;
Anthony J. Labozzetta, Executive Vice President and Chief Operating Officer;
Charles T. Field, Senior Vice President, Chief Financial Officer

Every dollar invested in the Company, whether in the form of a share of stock or a savings deposit, deserves diligent protection and a sincere effort to provide a favorable return. Interchange considers corporate governance to be extremely vital in the effective management of the Company. Long before it was mandated by regulation, the Company formed, and has continued to maintain, a Corporate Governance Committee, an Audit Committee comprised of financial experts, and a Compensation Committee of independent directors.



Diluted Earnings per Common Share for Years Ended December 31 (in dollars)*

Every director, every officer, every employee of the Company contributes to making Interchange Bank what it is and what it will become. When compared to its peer banks over the years, Interchange has consistently outdistanced them in all performance ratios as is evident in the graphs seen here.

The Company's continued record earnings can be attributed to strong deposit and interest-earning asset growth, as well as an improved net interest margin. The increase in net interest income is a result, in part, of the Company generating substantial growth in interest earning assets, the lion's share of which has come from commercial loans and leases. Return on average assets for the year reached an astounding 1.43% with an equally astonishing return on average equity of 17.35%. These are, undeniably, ratios that would meet anyone's definition of a high-performance bank. Likewise, net profits reached an all-time high in excess of 20% year over year.





Net Income for Years Ended December 31 (in thousands)*





In order to keep our shareholders well informed about the Company, a new Investors Relations page was created on the Bank's web site. Shareholders and other interested parties can now receive up-to-the-minute stock quotes and charts, analysts' coverage, and earnings estimates along with current press releases and other pertinent data. The site also allows for parties to register for e-mail alerts to be apprised of future Company events and announcements, and offers the opportunity to participate in the Company's Stock Purchase Plan.

Return on Average Assets
Latest 5 Years and Last 12 Months*



Return on Average Equity
Latest 5 Years and Last 12 Months*



*All per share data was restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

(1) Information for this period has been restated to reflect the Company's acquisition of The Jersey Bank for Savings, which was completed on May 31, 1998 and was accounted for as a pooling of interests.

Value of Dollar Invested (At December 31,)

	Shares*	Dividends per share*	Cummulative Dividends Received	Market Value (including dividends received)
1969	1			$ 10.00
1995	12	$0.20	$32.75	104.10
1996	13	0.22	35.49	127.73
1997	19	0.24	40.04	288.67
1998	28	0.27	47.62	355.78
1999	28	0.32	56.73	367.26
2000	28	0.33	66.21	326.96
2001	28	0.36	76.45	436.76
2002	28	0.44	88.96	546.94
Return on 1969 investment				**5,469%**

* All per share data has been restated to reflect all stock dividends and stock splits.

Interchange Financial Services Corporation 2002 Annual Report



Table of Contents

Management's Discussion and Analysis . . . . 13 - 29

Independent Auditors' Report 30

Consolidated Balance Sheets 31

Consolidated Statements of Income 32

Consolidated Statements of Changes In Stockholders' Equity 33

Consolidated Statements of Cash Flows 34

Notes to Consolidated Financial Statements . . . . 35 - 51

Board of Directors 52

Officers 53

Offices 54

Advisory Board 55

Shareholder Information 56

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section presents management's discussion and analysis of the results of operations and financial condition of Interchange Financial Services Corporation on a consolidated basis (the "Company"). The discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto on pages 31 through 51 and the summary consolidated data included elsewhere in this report.

Earnings Summary

Earnings per diluted common share for the year ended December 31, 2002 increased $0.23 to $1.30 as compared to $1.07 during the preceding year, an increase of 21.5%. Earnings per basic common share for the year ended December 31, 2002 increased $0.23 to $1.31 as compared to $1.08 during the preceding year, an increase of 21.3%. Net income for the year 2002 increased $2.3 million, or 22.2%, to $12.9 million when compared to 2001. Two of the Company's key performance ratios are return on average assets ("ROA") and return on average equity ("ROE"). For 2002, the Company's ROA increased to 1.43% from 1.31% in 2001. The Company's ROE increased to 17.35% in 2002 from 16.06% for the previous year. Based on its earnings performance, the Company increased the quarterly dividend paid on common stock to an annualized rate of $0.40 in 2002 as compared to $0.36 in 2001. In addition, the Company declared a special dividend of $0.04 per common share on December 19, 2002. The special dividend was paid on January 29, 2003.

The earnings performance for 2002 was driven by a $5.1 million, or 14.9%, increase in net interest income, on a taxable equivalent basis, which resulted from growth in interest earning assets and deposits and an improved net interest margin ("margin"). The margin improved largely due to a decrease in the Company's funding costs which, based on the composition of the Company's total deposits, was favorably affected by a decline in market interest rates. The earnings improved despite the increased levels of consumer loan prepayments, which occurred as a result of declining market interest rates. In addition, non-interest income grew 16.8% and contributed to the growth in revenue. The growth in revenue was partly offset by a 9.6% increase in non-interest expenses that is mostly attributable to normal growth and expansion.

Non-interest income increased $936 thousand, or 16.8%, for 2002 as compared to 2001 due principally to growth from the sale of mutual funds and annuities, security gains and an increase in the cash surrender values of bank owned life insurance ("BOLI") contracts. Non-interest expense increased $2.2 million, or 9.6%, for 2002 as compared to 2001. Approximately $910 thousand of the growth is directly related to the growth and operation of the Company's leasing subsidiary and a new branch office that opened during 2002. These expansion programs are aimed at enhancing the Company's franchise value in its trade area.

Diluted earnings per common share for the year ended December 31, 2001 increased $0.13, or 13.8%, to $1.07 when compared to $0.94 in 2000. Basic earnings per common share for the year ended December 31, 2001 amounted to $1.08, an increase of $0.14, or 14.9%, when compared to $0.94 in 2000. Net income for the year 2001 increased $1.3 million, or 13.9%, to $10.5 million when compared to 2000. The strong earnings performance for 2001 was driven by a $2.7 million, or 8.7%, increase in net interest income, on a taxable equivalent basis, which resulted from the growth in interest earning assets and deposits and an improved margin. For 2001, the margin improved largely due to a decrease in the Company's funding costs which, based on the composition of the Company's retail deposits, was favorably affected by a decline in market interest rates. In addition, earnings were aided by a 27.3% growth in non-interest income driven by an increase in fee income from the Company's leasing operation and growth in BOLI contracts. The growth in income was partly offset by an 8.0% increase in non-interest expense. The increase in non-interest expense was due to costs associated with the growth and operation of the Company's leasing subsidiary and a full year's impact of two new branch offices that opened during 2000. These expansion programs are aimed at enhancing the Company's franchise value in its trade area. Adjusting for the expansion programs, non-interest expense grew approximately 4.6%. These items are described in detail in the sections titled "non-interest income" and "non-interest expense".

Table 1

Summary of Operating Results

	2002	2001	2000
Net income (in thousands)	**$12,877**	$10,540	$9,256
Basic earnings per common share	**1.31**	1.08	0.94
Diluted earnings per common share	**1.30**	1.07	0.94
Return on average total assets	**1.43%**	1.31%	1.24%
Return on average total equity	**17.35%**	16.06%	16.18%
Dividend payout ratio*	**33.56%**	33.37%	35.24%
Average total stockholders' equity to average total assets	**8.27%**	8.13%	7.64%

* Cash dividends declared on common shares to net income.

Results of Operations

Net Interest Income

Net interest income represents the Company's primary source of income. Net interest income represents the difference between the interest the Company earns on its assets, principally loans and leases (herein referred to collectively as loans) and investment securities, and interest it pays on its deposits and borrowings. When expressed as a percentage of average interest-earning assets, it is referred to as net interest margin. Table 2 sets forth a summary of average interest-earning assets and interest-bearing liabilities for the years ended December 31, 2002, 2001 and 2000, together with the interest earned and paid on each major type of asset and liability account during such periods. The average rates on the earning assets and the average cost of interest-bearing liabilities during such periods are also summarized. Table 3, which presents changes in interest income and interest expense by each major asset and liability category for 2002 and 2001, illustrates the impact of average volume growth (estimated according to prior year rates) and rate changes (estimated on the basis of prior year volumes). Changes not due solely to changes in either volume or rates have been allocated based on the relationship of changes in volume and changes in rates.

Figures are adjusted to a taxable equivalent basis to recognize the income from tax-exempt assets as if the interest was taxable, thereby allowing a uniform comparison to be made between yields on assets.

Table 2

Analysis of Net Interest Income

for the years ended December 31,
(dollars in thousands)

	2002			2001			2000		
	Average Balance	**Interest**	**Average Rate**	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets									
Interest earning assets									
Loans (1)	**$611,659**	**$45,496**	**7.44%**	$579,034	$46,319	8.00%	$536,971	$44,329	8.26%
Taxable securities (2)	**200,257**	**10,312**	**5.15**	160,202	10,138	6.33	154,947	10,054	6.49
Tax-exempt securities (2)(3)	**14,545**	**822**	**5.65**	11,844	712	6.01	12,251	696	5.68
Federal funds sold	**15,730**	**246**	**1.56**	13,138	557	4.24	10,944	700	6.41
Total interest-earning assets	**842,191**	**56,876**	**6.75%**	764,218	57,726	7.55%	715,113	55,779	7.80%
Non-interest earning assets									
Cash and due from banks	**20,635**			20,216			19,403		
Allowance for loan and lease losses	**(6,572)**			(6,368)			(5,953)		
Other assets	**41,303**			29,265			19,829		
Total assets	**$897,557**			$807,331			$748,392		
Liabilities and stockholders' equity									
Interest-bearing liabilities									
Demand deposits	**$304,908**	**5,744**	**1.88%**	$246,037	6,871	2.79%	$231,480	7,754	3.35%
Savings deposits	**136,527**	**1,952**	**1.43**	128,987	2,801	2.17	117,037	3,624	3.10
Time deposits	**224,931**	**8,661**	**3.85**	222,493	12,398	5.57	190,890	10,682	5.60
Short-term borrowings	**19,119**	**694**	**3.63**	25,545	1,374	5.38	24,565	1,417	5.77
Long-term borrowings	**9,945**	**427**	**4.29**	-	-	-	11,707	750	6.41
Total interest-bearing liabilities	**695,430**	**17,478**	**2.51%**	623,062	23,444	3.76%	575,679	24,227	4.21%
Non-interest bearing liabilities									
Demand deposits	**115,714**			110,576			109,039		
Other liabilities	**12,176**			8,078			6,470		
Total liabilities (4)	**823,320**			741,716			691,188		
Stockholders' equity	**74,237**			65,615			57,204		
Total liabilities and stockholders' equity	**$897,557**			$807,331			$748,392		
Net interest income (tax-equivalent basis)		**39,398**	**4.24%**		34,282	3.79%		31,552	3.59%
Tax-equivalent basis adjustment		**(376)**			(324)			(158)	
Net interest income		**$39,022**			$33,958			$31,394	
Net interest income as a percent of interest-earning assets (tax-equivalent basis)(5)			**4.68%**			4.49%			4.41%

(1) Nonaccrual loans and any related interest recorded have been included in computing the average rate earned on the loan portfolio. When applicable, tax exempt loans are computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.
(2) The average balances are based on historical cost and do not reflect unrealized gains or losses.
(3) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.
(4) All deposits are in domestic bank offices.
(5) Net interest margin.

Table 3

Effect of Volume and Rate Changes on Net Interest Income

(in thousands)

	Year ended December 31, 2002 compared with 2001 increase (decrease) due to change in:			Year ended December 31, 2001 compared with 2000 increase (decrease) due to change in:		
	Average Volume	**Average Rate**	**Net Increase (Decrease)**	Average Volume	Average Rate	Net Increase (Decrease)
Interest income						
Loans	**$3,357**	**$(4,180)**	**$ (823)**	$3,472	$(1,482)	$1,990
Taxable securities	**2,535**	**(2,361)**	**174**	341	(257)	84
Tax-exempt securities	**162**	**(52)**	**110**	(24)	40	16
Federal funds sold	**142**	**(453)**	**(311)**	210	(353)	(143)
Total interest income	**6,196**	**(7,046)**	**(850)**	3,999	(2,052)	1,947
Interest expense						
Demand deposits	**3,130**	**(4,257)**	**(1,127)**	537	(1,420)	(883)
Savings deposits	**175**	**(1,024)**	**(849)**	427	(1,250)	(823)
Time deposits	**137**	**(3,874)**	**(3,737)**	1,768	(52)	1,716
Short-term borrowings	**(297)**	**(383)**	**(680)**	62	(105)	(43)
Long-term borrowings	**427**	**-**	**427**	(750)	-	(750)
Total interest expense	**3,572**	**(9,538)**	**(5,966)**	2,044	(2,827)	(783)
Change in net interest income	**$2,624**	**$2,492**	**$5,116**	$1,955	$ 775	$2,730

Non-performing loans are included in interest earning assets.

Net interest income, on a taxable equivalent basis, amounted to $39.4 million in 2002, an increase of $5.1 million, or 14.9%, from $34.3 million in 2001. The increase in net interest income was largely due to growth in average interest-earning assets of $78.0 million and a 19 basis point improvement in the margin. The interest earning asset growth was principally funded by a $74.0 million growth in average deposits, which occurred largely in interest-bearing demand deposits. The improvement in the margin of 19 basis points to 4.68% for 2002 as compared to 4.49% for 2001 was due mostly to a decrease in the Company's funding cost. Two factors were largely responsible for the decrease in funding cost: first, the composition ("mix") of the Company's retail deposits experienced a positive shift towards lower cost demand and savings deposits; second, short-term market interest rates (used to price deposit products) declined. Each of these factors served to reduce the Company's funding cost.

Interest income, on a taxable equivalent basis, totaled $56.9 million in 2002, a decrease of $850 thousand, or 1.5%, from $57.7 million in 2001. The decrease in interest income was driven by lower average rates on interest earning assets, mostly loans, as a result of a decline in market interest rates. The average yield on interest earning assets decreased 80 basis points to 6.75% for 2002 as compared to 7.55% in 2001. Growth in average interest earning assets served to offset some of the effects of the lower average rates. The increase in average interest earning assets was largely due to growth in securities and loans of $42.8 million, or 24.9%, and $32.6 million, or 5.6%, respectively. The growth in average loans was principally in commercial loans, which increased by $43.0 million, or 15.6%, to $317.7 million in 2002, as compared to $274.6 million in 2001. In addition, equipment-financing leases generated by the Bank's leasing subsidiary, Interchange Capital Company L.L.C. ("ICC") grew, on average, $5.7 million, or 25.3%, for 2002. The average balance of consumer loans (comprised mostly of 1 to 4 family first mortgages and home equity loans) totaled $265.6 million in 2002, compared to $281.7 million in 2001, a decrease of $16.1 million, or 5.7%. The decline in the consumer loan portfolio was principally driven by higher levels of loan prepayments as a result of the low interest rate environment.

Interest expense totaled $17.5 million in 2002, a decrease of $6.0 million, or 25.5%, as compared to 2001. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 125 basis point to 2.51% in 2002 as compared to 3.76% in 2001. The decrease in average rates was mostly due to a decline in short-term market interest rates, which had a favorable impact on average rates paid on interest-bearing demand and time deposits. Average rates paid on interest-bearing demand and time deposits decreased 91 basis points and 172 basis points, respectively, for 2002 as compared to 2001. The benefit derived from a decline in average rates helped offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $72.4 million for 2002 as compared to the prior year. The growth in average interest-bearing liabilities was due mostly to an increase in interest-bearing demand deposits of $58.9 million, or 23.9%, for 2002 as compared to 2001. In addition, savings deposits increased $7.5 million, or 5.9%, for 2002 as compared to 2001.

In 2001, net interest income, on a taxable equivalent basis, amounted to $34.3 million, an increase of $2.7 million, or 8.7%, from $31.6 million in 2000. The increase in net interest income was mostly due to growth in average interest-earning assets of $49.1 million. The asset growth was principally funded by a $59.6 million growth in average deposits, which occurred mostly in time deposits and interest-bearing demand deposits. In addition, an improvement in the margin of 8 basis points to 4.49% for 2001 as compared to 4.41% for 2000 contributed to the growth in net interest income. The improvement in the margin was due mostly to a decrease in the Company's funding cost. The composition of the Company's retail deposits (mostly demand and savings deposits), which are priced off of short-term market interest rates, benefited from a decline in short-term market interest rates and were responsible for the decrease in funding costs.

Interest income, on a taxable equivalent basis, totaled $57.7 million in 2001, an increase of $1.9 million or 3.5% from $55.8 million in 2000. The increase was driven by the growth in average interest-earning assets; however, a decrease in the average rates resulting from a decline in market interest rates served to offset some of the benefit of the asset growth. The increase in average interest-earning assets was principally due to growth in loans of $42.1 million, or 7.8%. The average balance of commercial loans increased by $24.5 million, or 9.8%, to $274.6 million in 2001, as compared to $250.1 million in 2000. In addition, equipment-financing leases generated by the Bank's leasing subsidiary, ICC, grew, on average, $11.4 million, or 102.0%, for 2001. The average balance of consumer loans (comprised mostly of 1 to 4 family first mortgages and home equity loans) totaled $281.7 million in 2001, compared to $275.6 million in 2000, an increase of $6.1 million, or 2.2%. The average rates on interest earning assets decreased 25 basis points to 7.55% for 2001 as compared to 7.80% in 2000. Lower market interest rates were principally responsible for the decline in the average rate on interest earning assets, which served to offset some of the benefit of the asset growth.

Interest expense totaled $23.4 million in 2001, a decrease of $783 thousand, or 3.2%, as compared to 2000. The decrease was principally due to a decline in the average rates paid on interest-bearing liabilities of 45 basis point to 3.76% in 2001 as compared to 4.21% in 2000. The decrease in average rates was mostly due to a decline in short-term market interest rates, which had a favorable impact on average rates paid on interest-bearing demand and savings deposits. Average demand and savings deposits amounted to $485.6 million for 2001, an increase of $28.0 million, or 6.1%, as compared to 2000, and accounted for 66.2% of the Company's total deposit and borrowing liabilities. Average rates paid on interest-bearing demand and savings deposits decreased 68 basis points to 2.58% for 2001 as compared to 3.26% for 2000. The benefit derived from a decline in average rates helped offset the increase in interest expense associated with the growth of average interest-bearing liabilities of $47.4 million for 2001 as compared to the prior year. The growth in average interest-bearing liabilities was due mostly to an increase in average time and interest-bearing demand deposits of $31.6 million, or 16.6%, and $14.6 million, or 6.3%, respectively in 2001 as compared to 2000. In addition, savings deposits increased $12.0 million, or 10.2%, for 2001 as compared to 2000. The growth in average interest-bearing liabilities was partly offset by a decline in average borrowings of $10.7 million, or 29.6%.

Non-interest Income

Non-interest income consists of all income other than interest and dividend income and is principally derived from: service charges on deposits; loan fees; commissions on sales of annuities and mutual funds; rental fees for safe deposit space; income from the collection of principal on acquired loans in excess of their carrying value, increase in the cash surrender values of BOLI contracts and net gains on sale of securities and loans. The Company recognizes the importance of supplementing net interest income with other sources of income and maintains a management committee that explores new opportunities to generate non-interest income.

Non-interest income for 2002 was $6.5 million, an increase of $936 thousand, or 16.8%, from $5.6 million in 2001. The growth was due mostly to a $312 thousand increase in net gain on sale of securities and an increase of $517 thousand in income related to the cash surrender value of BOLI contracts. Contributing to the growth in non-interest income was an increase in fee income derived from the sale of mutual funds, which increased $330 thousand. The growth in non-interest income for 2002 was reduced by a decline in net gains on the sale of loans and leases of $150 thousand.

Non-interest income for 2001 was $5.6 million, an increase of $1.2 million, or 27.3%, from $4.4 million in 2000. The growth was due in part to a $407 thousand increase in syndication fees from the sale of leases. Also contributing to the increase was income of $378 thousand related to an increase in the cash surrender value of BOLI contracts. Other non-interest income, which increased $563 thousand, also contributed to the increase. The improvement in other non-interest income was largely due to increases in prepayment fees from the early payoff of loans and late charges on loans of $125 thousand and $93 thousand, respectively. The growth in non-interest income for 2001 was offset in part by a decrease of $171 thousand from the collection of principal on acquired loans in excess of their carrying value as compared to the prior year.

Table 4

Non-interest Income

for the years ended December 31,
(in thousands)

	2002	2001	2000
Service fees on deposit accounts	**$2,581**	$2,459	$2,386
Net gain on sale of securities	**564**	252	312
Net gain on sale of loans and leases	**400**	550	136
Collection of principal on acquired loans in excess of their carrying value	**-**	58	229
Increase in cash surrender value of bank owned life insurance	**895**	378	-
Commissions on sales of annuities and mutual funds	**603**	273	330
All other	**1,471**	1,608	988
Total	**$6,514**	$5,578	$4,381

Non-interest Expense

Non-interest expense for 2002 increased $2.2 million, or 9.6%, to $25.1 million as compared to 2001. Approximately $910 thousand of the increase was attributable to the expansion of the Bank's operations, principally the full year expense for a new office opened in the first quarter in 2002 and the growth of ICC. The growth in ICC was principally due to the assumption of Monarch Capital Corporation ("MCC") operations during the first quarter of 2002, which resulted from the Company's acquisition of certain assets and the assumption of certain liabilities of MCC. Excluding the costs related to the expansion, non-interest expense for 2002 increased $1.3 million, or 5.6%.

The largest component of non-interest expense, salaries and benefits, increased $1.3 million, or 10.7%, for 2002 of which approximately $500 thousand of the increase was directly related to the expansion programs described above. Salaries and benefits, excluding amounts related to the expansion programs, increased 6.6% due mostly to normal promotions, salary increases and higher benefit expenses. In addition, other expense increased $696 thousand, largely due to an increase of $218 thousand in professional fees, an increase of $71 thousand in data processing costs and an increase of $353 thousand in all other expenses.

Non-interest expense for 2001 increased $1.7 million, or 8.0%, to $22.9 million as compared to 2000. Approximately $726 thousand of the increase was attributable to the expansion of the Bank's operations, including the full year expense for two new offices opened in the third and fourth quarters in 2000 (Waldwick and Ramsey, respectively) and the growth of ICC. Excluding the costs related to the expansion, non-interest expense for 2001 increased $970 thousand, or 4.6%.

The largest component of non-interest expense, salaries and benefits, increased $1.3 million, or 12.0%, for 2001 of which approximately $434 thousand of the increase was directly related to the expansion programs described above. Salaries and benefits, excluding amounts related to the expansion programs, increased 8.0% and was due mostly to normal promotions, salary increases and higher benefit expenses. Occupancy and furniture and equipment expense increased $437 thousand, of which $213 thousand was related to the full year expense for expansion activities and contributed to the growth in non-interest expense. In addition, advertising and promotional costs, which increased $125 thousand also contributed to the growth. Some of the additional costs for advertising and promotion were aimed at attracting new customers who may have been dissatisfied as a consequence of the in-market consolidation of large financial institutions during 2001. Other expense decreased $219 thousand due largely to a decline in deposit intangible amortization of $232 thousand served to offset some of the growth in non-interest expense.

One of the Company's goals is to control expenses in order to maximize earnings and shareholder value. The efficiency ratio is one method utilized to measure the effectiveness of operating expenses. The lower the efficiency ratio the more effective the Company is in utilizing its resources to produce income. The Company's efficiency ratio was 55.0%, 57.5%, and 58.5%, in 2002, 2001 and 2000, respectively, as shown in footnote 3 of the Financial Highlights. The Company outperformed its peers as the national peer group (commercial banks with total assets between $500 million and $1 billion) average was 60.9% (peer group data as of September 30, 2002) based upon the most recent published report by SNL Securities. The national peer group average was 61.8%, and 60.6% for 2001 and 2000, respectively (published by SNL Securities).

Table 5

Non-interest Expense

for the years ended December 31,
(in thousands)

	2002	2001	2000
Salaries and benefits	**$13,673**	$12,353	$11,034
Occupancy, furniture and equipment	**4,562**	4,432	3,995
Advertising and promotion	**1,295**	1,251	1,126
Other expenses			
Professional fees	**1,458**	1,240	1,120
Directors' fees, travel and retirement	**479**	425	504
Data Processing	**639**	568	575
All other	**2,957**	2,604	2,823
Total	**$25,063**	$22,873	$21,177

Income Taxes

In 2002, income taxes amounted to $6.1 million as compared to $5.0 million and $4.6 million for 2001 and 2000, respectively. The effective tax rate in 2002 was 32.1% as compared to 32.4% and 33.2% for 2001 and 2000, respectively. Detailed information on income taxes is shown in Notes 1 and 16 to the Consolidated Financial Statements.

Financial Condition

Loan Portfolio

At December 31, 2002, total loans amounted to $615.6 million, an increase of $34.3 million, or 5.9%, compared to $581.3 million at December 31, 2001. The growth was predominately in commercial real estate mortgage loans and commercial and financial loans, which increased $24.3 million and $18.7 million, respectively. Commercial real estate mortgage loans are typically secured by first priority mortgage liens on owner-occupied commercial properties. The commercial loan growth was largely within the subsidiary Bank's delineated community, which is in Bergen County, New Jersey. In addition, growth in commercial leasing of $10.5 million, or 66.3%, was principally due to the purchase of certain assets and the assumption of certain liabilities of MCC during 2002, which were transferred to ICC. At December 31, 2002, commercial leases amounted to $26.4 million, or 4.3%, of the Company's total loan portfolio. A decline in the 1-4 residential real estate mortgage portfolio of $21.2 million, or 8.4%, for 2002 as compared to 2001, served to offset some of the commercial loan and lease growth. The decline in the 1-4 residential real estate mortgage portfolio was principally due to higher levels of loan prepayments as a result of lower market interest rates.

While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 10% of its total loans and unfunded commitments.

Table 6

Loan Portfolio

at December 31,

	2002	2001	2000	1999	1998
Amounts of loans by type (in thousands)					
Real estate-mortgage					
1-4 family residential					
First liens	**$100,302**	$113,703	$110,369	$110,269	$ 89,852
Junior liens	**6,241**	8,384	11,195	9,829	14,322
Home equity	**125,037**	130,658	142,610	144,747	142,781
Commercial	**222,628**	198,319	181,722	166,354	148,875
Construction	**11,359**	5,265	3,755	4,008	974
	465,567	456,329	449,651	435,207	396,804
Commercial loans					
Commercial and financial	**104,542**	85,801	76,702	63,684	64,067
Lease financing	**26,356**	15,850	23,804	1,813	791
	130,898	101,651	100,506	65,497	64,858
Consumer loans					
Lease financing	**15,969**	18,822	4,919	7,569	8,822
Installment	**3,207**	4,521	5,803	3,703	3,233
	19,176	23,343	10,722	11,272	12,055
Term federal funds	**-**	-	-	-	5,000
Total	**$615,641**	$581,323	$560,879	$511,976	$478,717
Percent of loans by type					
Real estate-mortgage					
1-4 family residential					
First liens	**16.3%**	19.6%	19.7%	21.5%	18.8%
Junior liens	**1.0**	1.4	2.0	1.9	3.0
Home equity	**20.3**	22.5	25.4	28.3	29.8
Commercial	**36.2**	34.1	32.4	32.5	31.1
Construction	**1.8**	0.9	0.7	0.8	0.2
	75.6	78.5	80.2	85.0	82.9
Commercial loans					
Commercial and financial	**17.0**	14.8	13.7	12.4	13.4
Lease financing	**4.3**	2.7	4.2	0.4	0.2
	21.3	17.5	17.9	12.8	13.6
Consumer loans					
Lease financing	**2.6**	3.2	0.9	1.5	1.8
Installment	**0.5**	0.8	1.0	0.7	0.7
	3.1	4.0	1.9	2.2	2.5
Term federal funds	**-**	-	-	-	1.0
Total	**100.0%**	100.0%	100.0%	100.0%	100.0%

The following table sets forth the maturity distribution of the Company's loan portfolio as of December 31, 2002. The table excludes real estate loans (other than construction loans), and consumer loans: (in thousands)

	Due in one year or less	Due after one year through five years	Due after five years	Total
Commercial and financial	$34,722	$44,300	$25,520	$104,542
Lease financing	3,628	20,647	2,081	26,356
Real estate-construction	4,644	6,715	-	11,359
Total	$42,994	$71,662	$27,601	$142,257

The following table sets forth, as of December 31, 2002, the sensitivity of the amounts due after one year to changes in interest rates: (in thousands)

	Due after one year through five years	Due after five years
Fixed interest rate	$56,914	$13,683
Variable interest rate	14,748	13,918
Total	$71,662	$27,601

Loan Quality

The lending activities of the Company follow the lending policy established by the Company's Board of Directors. Loans must meet the tests of a prudent loan, which include criteria regarding the character, capacity and capital of the borrower, collateral provided for the loan and prevailing economic conditions. Generally, the Company obtains an independent appraisal of real property, within regulatory guidelines, when it is considered the primary collateral for a loan.

The Company maintains an independent loan review function. The responsibility of this function rests with the loan review officer who oversees the evaluation of credit risk for substantially all large commercial loans and leases as well as a sample of smaller commercial loans and leases. The loan review officer also monitors the integrity of the Company's credit risk rating system. This review process is intended to identify adverse developments in individual credits, regardless of whether such credits are also included on the "watchlist" discussed below and whether or not the loans are delinquent. In addition, the loan review officer reviews commercial leases and consumer loans considered homogeneous in nature, to identify and evaluate the credit risks of these portfolios. The loan review officer reports directly to the Executive Vice President and Chief Operating Officer of the Company and provides quarterly reports to the Company's Board of Directors.

Management maintains a "watchlist" system under which credit officers are required to provide early warning of possible deterioration in the credit quality of loans. These loans may not currently be delinquent, but may present indications of financial weakness, such as deteriorating financial ratios of the borrowers, or other concerns. Identification of such financial weaknesses at an early stage allows early implementation of responsive credit strategies. The "watchlist" report is presented to executive management monthly and to the Board of Directors on a quarterly basis.

Allowance for Loan and Lease Losses and Related Provision

Credit risk represents the possibility that a borrower, counterparty or insurer may not perform in accordance with contractual terms. Credit risk is inherent in the financial services business and results from extending credit to customers, purchasing securities and entering into financial derivative transactions. The Company seeks to manage credit risk through, among other techniques, diversification, limiting credit exposure to any single industry or customer, requiring collateral, and selling participations to third parties.

The provision for loan and lease losses represents management's determination of the amount necessary to bring the allowance for loan and lease losses ("ALLL") to a level that management considers adequate to reflect the risk of future estimated losses inherent in the Company's loan portfolio as of the balance sheet date. The Company evaluates the adequacy of the ALLL by performing periodic, systematic reviews of the loan portfolio. This process includes the identification and allocation of specific reserves for loans and leases, which are deemed impaired, and the allocation of reserves to pools of non-impaired loans. Portions of the ALLL are allocated to cover probable losses in each loan and lease category based on a migration analysis (loss experience) of the past five years, an analysis of concentration risk factors and an analysis of the economic environment in which the bank operates its lending business. The unallocated portion of the ALLL is management's evaluation of inherent risk in the portfolio based on changes in the composition of performing and nonperforming loans, concentrations of credit, economic conditions, the condition of borrowers facing financial pressure and the relationship of the current level of the ALLL to the credit portfolio and to nonperforming loans. While allocations are made to specific loans and pools of loans, the total allowance is available for all loan losses. While the ALLL is management's best estimate of the inherent loan losses incurred as of the balance sheet date, the process of determining the adequacy of the ALLL is judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the ALLL will ultimately prove adequate to cover actual loan losses.

Loan loss provisions for 2002 amounted to $1.5 million, an increase of $425 thousand from the prior year. In 2001, the loan loss provision amounted to $1.1 million, an increase of $325 thousand from 2000. The increase in the loan loss provision for 2002 was attributable to higher levels of nonperforming loans and an increase in loan charge-offs, net of recoveries. Loans are charged-off against the ALLL, when management believes that the future collection of principal is unlikely. In 2002, nonperforming loans increased $3.7 million to $6.0 million as compared to $2.3 million in 2001. Loans charged-off, net of recoveries increased $202 thousand to $862 thousand as compared to $660 thousand in 2001. The charge-offs occurred principally in the ICC commercial lease portfolio, more specifically, its indirect (purchased) lease portfolio, which accounted for $624 thousand, or 67.4%, of total charge-offs. Refer to the section titled "Nonperforming Assets" for more information about the nonperforming lease portfolio. Management of the Company determined that the ALLL, as set forth in Table 7, was at a level sufficient to cover probable losses in the loan portfolio as of the balance sheet date.

Table 7

Loan Loss Experience

for the years ended December 31, (dollars in thousands)	2002	2001	2000	1999	1998
Average loans outstanding	**$611,659**	$579,034	$536,971	$494,022	$462,296
Allowance at beginning of year	**$6,569**	$6,154	$5,476	$5,645	$5,231
Loans charged-off:					
Real estate	**17**	11	186	120	470
Commercial and financial	**-**	-	-	1,234	15
Commercial lease financing	**875**	949	8	-	-
Consumer loans	**34**	4	25	59	135
Total	**926**	964	219	1,413	620
Recoveries of loans previously charged-off:					
Real estate	**29**	22	99	10	30
Commercial and financial	**-**	264	27	14	35
Commercial lease financing	**16**	8	-	-	-
Consumer loans	**19**	10	21	20	18
Total	**64**	304	147	44	83
Net loans charged-off	**862**	660	72	1,369	537
Provisions for loan and lease losses	**1,500**	1,075	750	1,200	951
Allowance at end of year	**$7,207**	$6,569	$6,154	$5,476	$5,645
Allowance to total loans	**1.17%**	1.13%	1.10%	1.07%	1.18%
Allowance to nonaccrual loans	**120.86%**	304.12%	441.15%	491.12%	471.20%
Allowance to nonaccrual loans and loans past due 90 days or more	**120.86%**	304.12%	441.15%	491.12%	471.20%
Ratio of net charge-offs to average loans	**0.14%**	0.11%	0.01%	0.28%	0.12%

At December 31, 2002, the ratio of the ALLL to total loans was 1.17% as compared to 1.13% at the end of the prior year. The ALLL represented 120.9% of nonaccrual loans and loans past due 90 days or more at December 31, 2002, down from 304.1% at the end of 2001. Each of the ratios were impacted by a $3.7 million increase in nonaccrual and restructured loans in 2002 as compared to the end of the year in 2001. Refer to the section titled "Nonperforming Assets" and Table 9 for more detail on loan delinquencies and nonperforming assets.

The Company has the same collateral policy for loans whether they are funded immediately or based on a commitment. A commitment to extend credit is a legally binding agreement to lend funds to a customer usually at a stated interest rate and for a specified purpose. Such commitments have fixed expiration dates and generally require a fee. The extension of a commitment gives rise to credit risk. The actual liquidity requirements or credit risk that the Company will experience will be lower than the contractual amount of commitments to extend credit because a significant portion of those commitments are expected to expire without being drawn upon. Certain commitments are subject to loan agreements containing covenants regarding the financial performance of the customer that must be met before the Company is required to fund the commitment. The Company uses the same credit policies in making commitments to extend credit as it does funding loans.

In addition, the Company manages the potential credit risk in commitments to extend credit by limiting the total amount of arrangements, both by individual customer and in the aggregate; by monitoring the size and maturity of the structure of these portfolios; and by applying the same credit standards maintained for all of its related credit activities. The credit risk associated with these commitments is considered in management's determination of the allowance for loan and lease losses and amounts to $145,000.

Table 8

Allocation of Allowance for Loan and Lease Losses

at December 31,
(dollars in thousands)

	2002		2001		2000		1999		1998	
	Amount	**% of Loans to Total Loans[1]**	Amount	% of Loans to Total Loans[1]	Amount	% of Loans to Total Loans[1]	Amount	% of Loans to Total Loans[1]	Amount	% of Loans to Total Loans[1]
Real estate	**$3,724**	**75.6%**	$4,028	78.5%	$2,713	80.2%	$2,191	85.0%	$2,330	82.9%
Commercial and financial	**1,435**	**17.0**	1,389	14.8	931	13.6	634	12.5	917	14.4
Commercial lease financing	**720**	**4.3**	542	2.7	435	5.1	81	1.8	119	2.0
Consumer loans	**132**	**3.1**	5	4.0	35	1.1	82	0.7	93	0.7
Unallocated	**1,196**	**-**	605	-	2,040	-	2,488	-	2,186	-
	$7,207	**100.0%**	$6,569	100.0%	$6,154	100.0%	$5,476	100.0%	$5,645	100.0%

(1) This column reflects each respective class of loans as a percent of total loans.
The above allocation is intended for analytical purposes and may not be indicative of the categories in which future loan losses may occur.

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, restructured loans and foreclosed assets (comprised of foreclosed real estate and repossessed assets). Loans are placed on nonaccrual status when, in the opinion of management, the future collection of interest or principal according to contractual terms may be doubtful or when principal or interest payments are in arrears 90 days or more. Foreclosed real estate, representing real estate collateral acquired by legal foreclosure procedures, is valued using independent appraisals, and the Company's policy is to obtain revised appraisals annually. The Company intends to dispose of each property at or near its current valuation. However, there can be no assurance that disposals will be made as soon as anticipated or at expected values.

Table 9 below presents the detail of nonperforming assets and the aggregate of loans whose principal and/or interest has not been paid according to contractual terms. At December 31, 2002, nonperforming assets increased $3.3 million, or 119.1%, as compared to the end of the prior year. The increase in nonperforming assets was due mainly to a $1.3 million increase in nonaccrual leases in the Company's equipment lease finance subsidiary, ICC, and a $2.3 million increase in nonaccrual commercial loans. The commercial loans consisted of one commercial real estate mortgage amounting to $1.0 million and two commercial and industrial loans amounting to $1.3 million. Nonperforming assets increased $1.2 million, or 70%, in 2001 as compared to 2000. Based on the current information available, except for the loans included in the table, management believes that there were no material probable problem loans or leases, either individually or in the aggregate, at December 31, 2002.

Table 9

Loan Delinquencies and Nonperforming Assets

at December 31,
(dollars in thousands)

	2002	2001	2000	1999	1998
Loans delinquent and accruing interest					
Loans past due 30-89 days	**$2,121**	$1,938	$2,058	$190	$379
Loans past due 90 days or more	**-**	-	-	-	-
Total loans delinquent and accruing interest	**$2,121**	$1,938	$2,058	$190	$379
Nonaccrual loans	**$5,963**	$2,160	$1,395	$1,115	$1,198
Foreclosed assets	**176**	492	250	250	84
Restructured loans	**-**	150	-	222	528
Total nonperforming assets	**$6,139**	$2,802	$1,645	$1,587	$1,810
Total nonperforming assets and loans past due 90 days or more	**$6,139**	$2,802	$1,645	$1,587	$1,810
Nonaccrual loans to total loans	**0.97%**	0.37%	0.25%	0.22%	0.25%
Nonperforming assets to total loans and foreclosed assets	**1.00%**	0.48%	0.29%	0.31%	0.38%
Nonperforming assets to total assets	**0.66%**	0.34%	0.21%	0.22%	0.26%
Nonaccrual loans and loans past due 90 days or more to total loans	**0.97%**	0.37%	0.25%	0.22%	0.25%

As previously noted, the charge-offs have occurred mostly in the two commercial lease portfolios that were purchased from brokers (indirect) during 2001. Based on the best current available information, ICC's indirect commercial lease portfolio, which has experienced most of the charge-offs (48% of all leases charged-off in 2002), represents the greatest identified risk. At December 31, 2002, ICC's indirect lease portfolio amounted to $1.2 million of which $169 thousand was past due 90 days or more. At December 31, 2002, approximately $148 thousand of the Company's ALLL was allocated for ICC's indirect lease portfolio that was past due 90 days or more. ICC did not purchase any indirect lease portfolios in 2002. Furthermore, ICC's credit policy has been amended to exclude the purchase of indirect lease portfolios, on a flow basis or in the aggregate, from indirect sources and the Bank's Board of Directors must approve any exceptions to policy. Management is presently working with its vendors and other entities to resolve the delinquencies in the lease portfolio. The proposed resolution includes, but is not limited to, obtaining possession of the equipment, which will be re-marketed by the vendors to new customers.

Securities Held-to-Maturity and Securities Available-for-Sale

The Company identifies as "securities available-for-sale" securities used as part of its asset/liability management strategy, or securities that may be sold in response to, among other things, changes in interest rates and prepayment risk. Debt securities purchased with the intent and ability to hold until maturity are classified as "held-to-maturity". See Notes 1 and 4 of Notes to Consolidated Financial Statements for additional information concerning securities.

Table 10 presents a summary of the contractual maturities and weighted average yields (adjusted to a taxable equivalent basis using the corporate federal tax rate of 34%) of "securities held-to-maturity" and "securities available-for-sale". Historical cost was used to calculate the weighted-average yields.

Table 10

Securities

at December 31, 2002
(dollars in thousands)

	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total	Weighted Average Yield[1]
Securities held-to-maturity at amortized cost						
Mortgage-backed securities	$ 383	$ 7,608	$ 6,625	$ 1,821	$ 16,437	6.17%
Obligations of U.S. agencies	1,991	-	-	-	1,991	6.64
Obligations of states & political subdivisions	275	2,137	5,055	2,197	9,664	6.88
Other debt securities	100	-	-	-	100	6.00
	2,749	9,745	11,680	4,018	28,192	6.45%
Securities available-for-sale at estimated fair value						
Mortgage-backed securities	8,673	55,639	16,622	21,671	102,605	5.51
Obligations of U.S. agencies	3,042	92,517	-	-	95,559	3.95
Obligations of states & political subdivisions	7,038	3,612	4,444	7,125	22,219	5.07
	18,753	151,768	21,066	28,796	220,383	4.79%
Total	$21,502	$161,513	$32,746	$32,814	$248,575	
Weighted average yield[1]	3.78%	4.51%	6.15%	6.90%	4.91%	

(1) Computed on a fully taxable equivalent basis using the corporate federal tax rate of 34%.

The following table sets forth the carrying value of the Company's held-to-maturity and available-for-sale securities portfolios for the years ended December 31: (dollars in thousands)

	2002		2001		2000	
	Amount	**%**	Amount	%	Amount	%
Securities held-to-maturity						
Mortgage-backed securities	**$16,437**	**58.3%**	$22,201	57.1%	$12,646	30.8%
Obligations of U.S. agencies	**1,991**	**7.1**	5,977	15.4	15,161	37.0
Obligations of states & political subdivisions	**9,664**	**34.3**	9,855	25.3	12,813	31.2
Other debt securities	**100**	**0.3**	839	2.2	422	1.0
	$28,192	**100.0%**	$38,872	100.0%	$41,042	100.0%
Securities available-for-sale						
Obligations of U.S. Treasury	**-**	**-**	$ 2,017	1.3%	$ 2,022	1.7%
Mortgage-backed securities	**$102,604**	**45.7%**	98,517	63.5	79,845	66.4
Obligations of U.S. agencies	**95,559**	**42.6**	40,064	25.9	20,114	16.7
Obligations of states & political subdivisions	**22,220**	**9.9**	10,455	6.7	13,741	11.4
Other debt securities	**-**	**-**	-	-	620	0.5
Equity securities	**3,937**	**1.8**	3,977	2.6	3,970	3.3
	$224,320	**100.0%**	$155,030	100.0%	$120,312	100.0%

The Company's total investment portfolio increased by $58.6 million, or 30.2%, to $252.5 million at December 31, 2002 as compared to the prior year. Total gross unrealized gains and total gross unrealized losses for the investment portfolio amounted to $8.0 million and $253 thousand, respectively, at December 31, 2002.

At December 31, 2002, available-for-sale ("AFS") securities amounted to $224.3 million, or 88.8%, of total securities, compared to $155.0 million, or 80.0%, of total securities at year-end 2001. The Company's AFS portfolio increased by $69.3 million, or 44.7%, to $224.3 million at December 31, 2002 as compared to the prior year due to the purchase of securities. The composition of investment securities shifted from mortgage-backed securities to obligations of U.S. Agencies mostly due to market conditions and the Company's asset/liability management strategy. At December 31, 2002, collateralized mortgage obligations, which are included in mortgage-backed securities, amounted to $94.4 million, an increase of $12.5 million, or 15.3%, over the prior year. Substantially all of the mortgage-backed securities held by the Company are issued or backed by U.S. federal agencies.

At December 31, 2002, the Company held no securities of a single issuer (except U.S. federal agencies) with a book value that exceeds 10% of Consolidated Stockholders' Equity.

The Company's held-to-maturity portfolio decreased by $10.7 million, or 27.5%, to $28.2 million at December 31, 2002 as compared to the prior year. The decrease was mostly due to declines in mortgage-backed securities and obligations of U.S. agencies which were largely the result of amortization and maturities.

Deposits

Deposits, which include non-interest-bearing demand deposits, interest-bearing demand deposits, savings and time deposits, are an essential and cost-effective funding source for the Company. The Company attributes its success in growing deposits to the emphasis it places on building core customer relationships. The Company offers a variety of deposit products designed to meet the financial needs of the customers based on identifiable "life stages". Deposits increased $89.2 million, or 12.3%, to $815.7 million at December 31, 2002 as compared to the prior year. For 2002, the Company's overall yield on deposits decreased by 103 basis points to 2.09% due mostly to a decline in market interest rates.

The growth in the deposit base occurred mostly in interest-bearing demand deposits and time deposits. Interest-bearing demand deposits, which comprised the largest segment of the Company's total deposits, amounted to $324.0 million at December 31, 2002, an increase of $41.8 million, or 14.8%, from year-end 2001. The Company's yield on interest-bearing demand deposits decreased by 91 basis points to 1.88% for 2002 as compared to 2001. Time deposits increased $22.2 million, or 10.3%, to $237.4 million at December 31, 2002 as compared to the prior year. Time deposits represented 29.1% of total deposits at December 31, 2002 and 29.6% at December 31, 2001. The Company's yield on total time deposits decreased by 172 basis points to 3.85% for 2002 as compared to 2001.

Contributing to the growth in deposits and positively impacting the overall yield on deposit liabilities was a $9.2 million, or 8.4%, increase in non-interest bearing demand at December 31, 2002 as compared to year-end 2001.

Table 11

Deposit Summary

at December 31,
(dollars in thousands)

	2002		2001		2000	
Non-interest bearing demand	**$118,578**	**14.5%**	$109,416	15.1%	$107,702	16.1%
Interest bearing demand	**323,998**	**39.7**	282,173	38.8	229,713	34.3
Money market	**55,372**	**6.8**	47,569	6.5	56,646	8.5
Savings	**80,300**	**9.8**	72,092	9.9	66,270	9.9
Time deposits less than $100,000	**210,727**	**25.9**	194,754	26.9	187,330	28.0
Time deposits greater than $100,000	**26,697**	**3.3**	20,479	2.8	21,199	3.2
	$815,672	**100.0%**	$726,483	100.0%	$668,860	100.0%

The following table shows the time remaining to maturity of time certificates of deposit of $100,000 or more as of December 31, 2002:
(in thousands)

Three months or less	$ 23,301
Over three months through six months	625
Over six months through twelve months	1,106
Over twelve months	1,665
	$26,697

Market Risk

Market risk is generally described as the sensitivity of income to adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates or prices. Market rate sensitive instruments include: financial instruments such as investments, loans, mortgage-backed securities, deposits, borrowings and other debt obligations; derivative financial instruments, such as futures, forwards, swaps and options; and derivative commodity instruments, such as commodity futures, forwards, swaps and options that are permitted to be settled in cash or another financial instrument.

The Company does not have any material exposure to foreign currency exchange rate risk or commodity price risk. The Company did not enter into any market rate sensitive instruments for trading purposes nor did it

engage in any trading or hedging transactions utilizing derivative financial instruments during 2002. The Company's real estate loan portfolio, concentrated primarily in northern New Jersey, is subject to risks associated with the local and regional economies. The Company's primary source of market risk exposure arises from changes in market interest rates ("interest rate risk").

Interest Rate Risk

Interest rate risk is generally described as the exposure to potentially adverse changes in current and future net interest income resulting from: fluctuations in interest rates; product spreads; and imbalances in the repricing opportunities of interest-rate-sensitive assets and liabilities. Therefore, managing the Company's interest rate sensitivity is a primary objective of the Company's senior management. The Company's Asset/Liability Committee ("ALCO") is responsible for managing the exposure to changes in market interest rates. ALCO attempts to maintain stable net interest margins by periodically evaluating the relationship between interest-rate-sensitive assets and liabilities. The evaluation, which is performed at least quarterly and presented to the Board, attempts to determine the impact on net interest margin from current and prospective changes in market interest rates.

The Company manages interest rate risk exposure with the utilization of financial modeling and simulation techniques. These methods assist the Company in determining the effects of market rate changes on net interest income and future economic value of equity. The objective of the Company is to maximize net interest income within acceptable levels of risk established by policy. The techniques utilized for managing exposure to market rate changes involve a variety of interest rate, pricing and volume assumptions. These assumptions include projections on growth, prepayment and withdrawal levels as well as other embedded options inherently found in financial instruments. The Company reviews and validates these assumptions at least annually, or more frequently if economic or other conditions change. At December 31, 2002, the Company simulated the effects on net interest income given an instantaneous and parallel shift in the yield curve of up to a 200 basis point rising interest rate environment and a 100 basis point declining interest rate environment. Based on the simulation, it was estimated that net interest income, over a twelve-month horizon, would not decrease by more than 4.4%. At December 31, 2002, the Company was within policy limits established for changes in net interest income and future economic value of equity.

The following table sets forth the sensitivity results for the last two years:

Net Interest Income Sensitivity Simulation

	Percentage Change in Estimated Net Interest Income over a twelve month horizon	
	2002	2001
+200 basis points	**-4.4%**	-10.5%
+100 basis points	**0.2%**	-4.9%
-100 basis points	**-2.9%**	-0.6%
-200 basis points	*	2.1%

*Not simulated due to the historically low interest rate environment.

The simulation described above does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape; prepayments on loans and securities; deposit decay rates; pricing decisions on loans and deposits; reinvestment/ replacement of asset and liability cashflows; and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

Further, as market conditions vary from those assumed in the simulation, actual results will also differ due to: prepayment/refinancing levels deviating from those assumed; the varying impact of interest rate changes on caps or floors on adjustable rate assets; the potential effect of changing debt service levels on customers with adjustable rate loans; depositor early withdrawals and product preference changes; and other internal/external variables. Furthermore, the simulation does not reflect actions that ALCO might take in response to anticipated changes in interest rates or competitive conditions in the market place.

In addition to the above-mentioned techniques, the Company utilizes sensitivity gap analysis as an interest rate risk measurement. Sensitivity gap is determined by analyzing the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same period of time. Sensitivity gap analysis provides an indication of the extent to which the Company's net interest income may be affected by future changes in market interest rates. The cumulative gap position expressed as a percentage of total assets provides one relative measure of the Company's interest rate exposure.

The cumulative gap between the Company's interest-rate-sensitive assets and its interest-rate-sensitive liabilities repricing within a one-year period was a negative 9.66% at December 31, 2002. Since the cumulative gap was negative, the Company has a "negative gap" position, which theoretically will cause its assets to reprice more slowly than its deposit liabilities. In a declining interest rate environment, interest costs may be expected to fall faster than the interest received on earning assets, thus increasing the net interest spread. If interest rates increase, a negative gap means that the interest received on earning assets may be expected to increase more slowly than the interest paid on the Company's liabilities therefore decreasing the net interest spread.

Certain shortcomings are inherent in the method of gap analysis presented in Table 12. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while rates on other types of assets and liabilities may lag behind changes in market rates. In the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. The ability of borrowers to service debt may decrease in the event of an interest rate increase. Management considers these factors when reviewing its sensitivity gap position and establishing its ongoing asset/liability strategy.

Table 12

Interest Rate Sensitivity Analysis

at December 31, 2002
(dollars in thousands)

Subject to rate change within	3 Months	6 Months	6 Mos. to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Non-interest Sensitive	Total
Assets								
Net loans	$155,296	$ 42,561	$ 79,824	$203,601	$94,724	$ 36,056	$ (3,628)	$608,434
Investment securities	36,822	23,095	30,801	97,879	46,941	10,577	6,397	252,512
Cash and amounts due from banks	10,650	-	-	-	-	-	23,266	33,916
Other noninterest earning assets	-	-	21,274	-	-	-	20,196	41,470
Total assets	202,768	65,656	131,899	301,480	141,665	46,633	46,231	$936,332
Liabilities and stockholders' equity								
Demand deposits	67,231	45,028	90,058	118,062	58,975	63,222	-	$442,576
Money market accounts	11,832	7,683	15,367	11,018	5,093	4,379	-	55,372
Savings deposits	7,026	7,026	14,052	36,094	11,134	4,968	-	80,300
Fixed maturity certificates of deposits	88,607	65,329	54,157	25,538	3,793	-	-	237,424
Securities sold under agreements to repurchase	5,390	4,000	8,000	-	-	-	-	17,390
Long-term borrowings	-	-	-	-	10,000	-	-	10,000
Other liabilities	-	-	-	-	-	-	12,590	12,590
Stockholders' equity	-	-	-	-	-	-	80,680	80,680
Total liabilities and stockholders' equity	180,086	129,066	181,634	190,712	88,995	72,569	93,270	$936,332
Gap	$ 22,682	$(63,410)	$(49,735)	$110,768	$52,670	$(25,936)	$(47,039)	
Gap to total assets	2.42%	(6.77)%	(5.31)%	11.83%	5.63%	(2.77)%		
Cumulative Gap	$ 22,682	$(40,728)	$(90,463)	$ 20,305	$72,975	$ 47,039		
Cumulative Gap to total assets	2.42%	(4.35)%	(9.66)%	2.17%	7.79%	5.02%		

Liquidity

A fundamental component of the Company's business strategy is to manage liquidity to ensure the availability of sufficient resources to meet all financial obligations and to finance prospective business opportunities. Liquidity management is critical to the stability of the Company. The liquidity position of the Company over any given period of time is a product of its operating, financing and investing activities. The extent of such activities is often shaped by such external factors as competition for deposits and loan demand.

Traditionally, financing for the Company's loans and investments is derived primarily from deposits, along with interest and principal payments on loans and investments. At December 31, 2002, total deposits amounted to $815.7 million, an increase of $89.2 million, or 12.3%, over the prior comparable year. At December 31, 2002, advances from the FHLB, overnight borrowings and securities sold under agreements to repurchase totaled $27.4 million and represented 2.9% of total assets as compared to $24.8 million and 3.9% of total assets, at December 31, 2001.

Loan production continued to be the Company's principal investing activity. Net loans at December 31, 2002 amounted to $608.4 million, an increase of $33.7 million, or 5.9%, compared to the same period in 2001.

The Company's most liquid assets are cash and due from banks and federal funds sold. At December 31, 2002, the total of such assets amounted to $33.9 million, or 3.6%, of total assets, compared to $22.2 million, or 2.7%, of total assets at year-end 2001. The increase in liquid assets, principally federal funds sold, was driven by the growth in deposits.

Another significant liquidity source is the Company's available-for-sale securities. At December 31, 2002, available-for-sale securities amounted to $224.3 million, or 88.8%, of total securities, compared to $155.9 million, or 80.0%, of total securities at year-end 2001.

In addition to the aforementioned sources of liquidity, the Company has available various other sources of liquidity, including federal funds purchased from other banks and the Federal Reserve discount window. The Bank also has a $86.3 million line of credit available through its membership in the FHLB.

The Company maintains a policy of paying regular cash dividends and anticipates continuing that policy. The Company could, if necessary, modify the amount or frequency of dividends as an additional source of liquidity. There are imposed dividend restrictions on the Bank. See Note 17 of Notes to Consolidated Financial Statement for additional information.

Management believes that the Company's sources of funds are sufficient to meet its present funding requirements.

The following table sets forth contractual obligations and various commitments representing required and potential cash flows as of December 31, 2002:

Table 13

Contractual Obligations and Commitments

at December 31, 2002
(dollars in thousands)

Contractual Obligations

	Payment due by Period				
	Less than one year	One to three years	Four to five years	After five years	Total Amounts Committed
Minimum annual rental under non-cancelable operating leases	$ 1,630	$ 2,768	$ 2,073	$5,280	$ 11,751
Remaining contractual maturities of time deposits	208,058	25,572	3,794	-	237,424
Borrowed funds[a]	17,390	-	10,000	-	27,390
Total contractual cash obligations	$227,078	$28,340	$15,867	$5,280	$276,565

(a) See Note 9 Securities Sold Under Agreements to Purchase and Short-term Borrowings and Note 10 Long-term Borrowings for further information.

Other Commitments

	Amount of Commitment Expiration By Period				
	Less than one year	One to three years	Four to five years	After five years	Total Amounts Committed
Loan commitments	$25,893	$1,885	-	$126,724	$154,502
Standby letters of credit	1,090	37	-	-	1,127
Total other commitments	$26,983	$1,922	-	$126,724	$155,629

Capital Adequacy

Stockholders' equity totaled $80.7 million, or 8.6%, of total assets at December 31, 2002, compared to $68.2 million, or 8.2%, of total assets at December 31, 2001. The $12.5 million growth was largely attributable to net income and increases in other comprehensive income of $12.9 million and $2.4 million, respectively. The increase was offset in part by cash dividends of $4.3 million during 2002.

Guidelines issued by the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC") establish capital adequacy guidelines for bank holding companies and state-chartered banks. The guidelines establish a risk-based capital framework consisting of (1) a definition of capital and (2) a system for assigning risk weights. Capital consists of Tier 1 capital, which includes common stockholders' equity less certain intangibles, and a supplementary component called Tier 2 capital, which includes a portion of the allowance for loan and lease losses. Effective October 1, 1998, the Federal Reserve Board and the FDIC adopted an amendment to their risk-based capital guidelines that permits insured depository institutions to include in their Tier 2 capital up to 45% of the pre-tax net unrealized gains on certain available-for-sale equity securities. All assets and off-balance-sheet items are assigned to one of four weighted risk categories ranging from 0% to 100%. Higher levels of capital are required for the categories perceived as representing greater risks. An institution's risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy and minimize the disincentive to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. At December 31, 2002, the Company's and the Bank's Tier 1 risk-based capital ratio was 12.16 % and 11.84%, espectively, well in excess of minimum capital standards.

These guidelines focus principally on broad categories of credit risk, although the framework for assigning assets and off-balance sheet items to risk categories does incorporate elements of transfer risk. The risk-based capital ratio does not, however, incorporate other factors that may affect a company's financial condition, such as overall interest rate exposure, liquidity, funding and market risks, the quality and level of earnings, investment or loan concentrations, the quality of loans and investments, the effectiveness of loan and investment policies and management's ability to monitor and control financial and operating risks.

In addition to the risk-based guidelines discussed above, the Federal Reserve Board and the FDIC require that a bank holding company and bank which meet the regulators' highest performance and operation standards and which are not contemplating or experiencing significant growth maintain a minimum leverage ratio (Tier 1 capital as a percent of quarterly average adjusted assets) of 3%. For those financial institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. At December 31, 2002, the Company's and the Bank's leverage ratio was 8.12% and 7.92%, respectively.

Effects of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America within the banking industry, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same magnitude as the prices of goods and services.

Off Balance Sheet Arrangements

As noted in Note 1 of the Consolidated Financial Statements on page 35, the Company's policy is to consolidate majority-owned subsidiaries that it controls. The Company does not dispose of troubled loans or problem assets by means of unconsolidated special purpose entities, use off-balance sheet entities to fund its business operations nor capitalize any off-balance sheet entity with the Company's stock. In the ordinary course of business, the Company originates and sells commercial leases and other financial assets, such as mortgage loans, to the secondary market. Exposure to loan commitments and letters of credit can be found in Table 13 under Liquidity.

Critical Accounting Policies and Judgments

The Company's consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 Accounting Policies in the Notes to Consolidated Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect the Company's reported results and financial position for the period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets and liabilities carried at fair value inherently result in more financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments primarily by using internal cash flow and other financial modeling techniques. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on the Company's future financial condition and results of operations.

Allowance for Loan and Lease Losses: The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If the ALLL is considered inadequate to absorb future loan losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then the provision for loan and lease losses is increased.

The Company considers the ALLL of $7.2 million adequate to cover estimated losses inherent in the loan portfolio, loan commitments and standby and other letters of credit that may become uncollectible based on management's evaluations of the size and current risk characteristics of the loan and lease portfolio as of the balance sheet date. The evaluations consider such factors as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of the borrowers, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio.

See the following for additional information: Financial Condition Allowance for Loan and Lease Losses and Related Provision; Note 1. Nature of Business and Summary of Significant Accounting Policies; and Note 6. Allowance For Loan and Lease Losses.

Pensions Plans: The Bank maintains a qualified defined benefit pension plan (the "Pension Plan"), which covers all eligible employees and an unfunded supplemental pension plan which provides retirement income to all eligible employees who would have been paid amounts in excess of the amounts provided by the Pension Plan but for limitations under the qualified Pension Plan. In addition, the Company has an unfunded retirement plan for all directors of the Bank who are not employees of the Company or any subsidiary or affiliate.

Our expected long-term rate of return on plan assets is 8.0% and was based on our expectations of the long-term return on the balanced mutual fund that we invest our plan assets which has had a return for the life of the fund of 8.17%. A 1.0% decrease in the long-term rate of return on plan assets would have increased the net periodic pension cost of the Pension Plan by approximately $15,000.

The discount rate that we utilize of 6.50% for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. A 1.0% decrease in the discount rate would have increased the net periodic pension cost by approximately $86,000.

Recently Issued Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121. This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and addresses implementation issues regarding the impairment of long-lived assets. The standard was effective January 1, 2002 and did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement and FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the

required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, to clarify meanings or to describe their applicability under changed conditions. The provisions of SFAS 145 relating to the rescission of FASB Statement No. 4 are effective for fiscal years beginning after May 15, 2002, and the provisions of SFAS 145 relating to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS 145 did not have a material effect on the consolidated financial condition or results of operations of the Company.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS 147"), which provides guidance on the accounting for the acquisitions of a financial institution. SFAS 147 requires that the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination represents goodwill that should be accounted for under FASB Statement No. 142, Goodwill and Other Intangible Assets. Thus, the specialized accounting guidance in paragraph 5 of FASB Statement No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, does not apply after September 30, 2002. If certain criteria in Statement 147 are met, the amount of the unidentifiable intangible asset will be reclassified to goodwill. Financial institutions meeting conditions outlined in Statement 147 are required to restate previously issued financial statements as if the amount accounted for under Statement 72 as an unidentifiable intangible asset had been reclassified to goodwill as of the date Statement 142 was initially applied. SFAS No. 147 became effective October 1, 2002 and did not have a material impact on the Company's consolidated financial statements.

On November 25, 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No, 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of the Interpretation are effective for financial statements of interim or annual periods that end after December 15, 2002. The Interpretation's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. See Note 18 Commitments and Contingent Liabilities for the disclosures currently required under FIN 45.

In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company does not expect to adopt the fair value based method of accounting for stock-based employee compensation; therefore, adoption of SFAS 148 is expected to impact only the future disclosures, not the financial results, of the Company.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an Interpretation of ARB 51 ("FIN 46"). FIN 46 provides guidance on the consolidation of entities in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for entities created before February 1, 2003 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. As of December 31, 2002, the Company does not have any interests in variable interest entities.

Forward Looking Statements

In addition to discussing historical information, certain statements included in or incorporated into this report relating to the financial condition, results of operations and business of the Company which are not historical facts may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, the words "anticipate," "believe," "estimate," "expect," "will" and other similar expressions (including when preceded or followed by the word "not") are generally intended to identify such forward-looking statements. Such statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in such Act, and we are including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements include, but are not limited to, statements about the operations of the Company, the adequacy of the Company's allowance for losses associated with the loan portfolio, the quality of the loan portfolio, the prospects of continued loan and deposit growth, and improved credit quality. The forward-looking statements in this report involve certain estimates or assumptions, known and unknown risks and uncertainties, many of which are beyond the control of the Company, and reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen due to a variety of factors, including, among others, (i) increased competitive pressures among financial services companies; (ii) changes in the interest rate environment, reducing interest margins or increasing interest rate risk; (iii) deterioration in general economic conditions, internationally, nationally, or in the State of New Jersey; (iv) the occurrence of acts of terrorism, such as the events of September 11, 2001, or acts of war; (v) legislation or regulatory requirements or changes adversely affecting the business of the Company; (vi) losses in the Company's leasing subsidiary exceeding management's expectations; and (vii) other risks detailed in reports filed by the Company with the Securities and Exchange Commission. Readers should not place undue expectations on any forward-looking statements. We are not promising to make any public announcement when we consider forward-looking statements in this document to be no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Table 14

Quarterly Common Stock Price Range

for the years ended December 31,

The Company's common stock is quoted on the Nasdaq National Market System under the symbol "IFCJ." There are imposed dividend restrictions on the Bank. See Note 17 of Notes to Consolidated Financial Statement for additional information.

	High Sales Price	Low Sales Price	Cash Dividends Declared
2001			
First quarter	$12.59	$9.17	$0.090
Second quarter	12.23	9.96	0.090
Third quarter	12.41	11.57	0.090
Fourth quarter	13.15	11.70	0.090
2002			
First quarter	**$16.23**	**$12.47**	**$0.100**
Second quarter	**19.27**	**16.23**	**0.100**
Third quarter	**18.67**	**15.70**	**0.100**
Fourth quarter	**19.10**	**15.95**	**0.140**

The number of stockholders of record as of February 19, 2003 was 1,117.

All per share data was restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Independent Auditors' Report

Board of Directors and Stockholders
Interchange Financial Services Corporation
Saddle Brook, New Jersey

We have audited the accompanying consolidated balance sheets of Interchange Financial Services Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Interchange Financial Services Corporation and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

New York, New York
January 22, 2003

Interchange Financial Services Corporation

CONSOLIDATED BALANCE SHEETS

December 31,
(dollars in thousands)

	2002	2001
Assets		
Cash and due from banks	$ 23,266	$ 22,211
Federal funds sold	10,650	-
Total cash and cash equivalents	33,916	22,211
Securities held-to-maturity at amortized cost (estimated fair value of $29,590 and $39,580 for 2002 and 2001, respectively)	28,192	38,872
Securities available-for-sale at estimated of fair value (amortized cost of $217,924 and $152,935 for 2002 and 2001, respectively)	224,320	155,030
Loans and leases (net of unearned income and deferred fees of $8,657 and $6,931 for 2002 and 2001, respectively)	615,641	581,323
Less: Allowance for loan and lease losses	7,207	6,569
Net loans and leases	608,434	574,754
Bank owned life insurance	21,274	15,378
Premises and equipment, net	10,512	10,235
Foreclosed assets and other repossessed assets	176	492
Goodwill	1,447	-
Intangible assets	231	-
Accrued interest receivable and other assets	7,830	13,977
Total assets	$936,332	$830,949
Liabilities		
Deposits		
Non-interest bearing	$118,578	$109,416
Interest bearing	697,094	617,067
Total deposits	815,672	726,483
Securities sold under agreements to repurchase	17,390	6,700
Short-term borrowings	-	18,100
Long-term borrowings	10,000	-
Accrued interest payable and other liabilities	12,590	11,433
Total liabilities	855,652	762,716
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, without par value; 22,500,000 shares authorized; 9,815,207 and 9,690,651 shares issued and outstanding for 2002 and 2001, respectively	5,397	5,397
Capital surplus	21,097	20,993
Retained earnings	63,314	54,758
Accumulated other comprehensive income	3,596	1,156
	93,404	82,304
Less: Treasury stock	12,724	14,071
Total stockholders' equity	80,680	68,233
Total liabilities and stockholders' equity	$936,332	$830,949

See notes to consolidated financial statements.

Interchange Financial Services Corporation

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,
(in thousands, except per share data)

	2002	2001	2000
Interest income			
Interest on loans and leases	$45,343	$46,175	$44,329
Interest on federal funds sold	246	557	700
Interest and dividends on securities			
Taxable interest income	10,123	9,890	9,796
Interest income exempt from federal income taxes	599	532	537
Dividends	189	248	259
Total interest income	56,500	57,402	55,621
Interest expense			
Interest on deposits	16,357	22,070	22,060
Interest on securities sold under agreements to repurchase	291	526	1,235
Interest on short-term borrowings	403	848	182
Interest on long-term borrowings	427	-	750
Total interest expense	17,478	23,444	24,227
Net interest income	39,022	33,958	31,394
Provision for loan and lease losses	1,500	1,075	750
Net interest income after provision for loan and lease losses	37,522	32,883	30,644
Non-interest income			
Service fees on deposit accounts	2,581	2,459	2,386
Net gain on sale of securities	564	252	312
Net gain on sale of loans and leases	400	550	136
Bank owned life insurance	895	378	-
Commissions on sale of annuities and mutual funds	603	273	330
Other	1,471	1,666	1,217
Total non-interest income	6,514	5,578	4,381
Non-interest expense			
Salaries and benefits	13,673	12,353	11,034
Occupancy	3,438	3,275	2,939
Furniture and equipment	1,124	1,157	1,056
Advertising and promotion	1,295	1,251	1,126
Foreclosed real estate	24	37	17
Amortization of intangible assets	69	81	313
Other	5,440	4,719	4,692
Total non-interest expense	25,063	22,873	21,177
Income before income taxes	18,973	15,588	13,848
Income taxes	6,096	5,048	4,592
Net income	$12,877	$10,540	$ 9,256
Basic earnings per common share	$1.31	$1.08	$0.94
Diluted earnings per common share	$1.30	$1.07	$0.94

See notes to consolidated financial statements.

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Interchange Financial Services Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Twelve Months Ended December 31,
(dollars in thousands, except per share data)

	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock	Capital Surplus	Treasury Stock	Total
Balance at January 1, 2000		$41,741	$ (675)	$5,397	$21,244	$ (9,431)	$58,276
Comprehensive income							
Net Income	$ 9,256	9,256					9,256
Other comprehensive income, net of taxes							
Unrealized gains on AFS debt securities	1,262						
Less: realized gains on disposition of equity securities	(61)						
Other comprehensive income	1,201		1,201				1,201
Comprehensive income	$10,457						
Dividends on common stock		(3,262)					(3,262)
Issued 17,109 shares of common stock in connection with Executive Compensation Plan					(6)	196	190
Exercised 24,951 option shares					(161)	281	120
Purchased 338,460 shares of common stock						(3,797)	(3,797)
Balance at December 31, 2000		47,735	526	5,397	21,077	(12,751)	61,984
Comprehensive income							
Net Income	$10,540	10,540					10,540
Other comprehensive income, net of taxes							
Unrealized gains on AFS debt securities	602						
Add: realized losses on disposition of securities	28						
Other comprehensive income, net of taxes	630		630				630
Comprehensive income	$11,170						
Dividends on common stock		(3,517)					(3,517)
Issued 22,320 shares of common stock in connection with Executive Compensation Plan					(14)	255	241
Exercised 13,226 option shares					(70)	152	82
Purchased 140,643 shares of common stock						(1,727)	(1,727)
Balance at December 31, 2001		54,758	1,156	5,397	20,993	(14,071)	68,233
Comprehensive income							
Net Income	$12,877	12,877					12,877
Other comprehensive income, net of taxes							
Unrealized gains on AFS debt securities	3,037						
Less: realized gains on disposition of securities	(597)						
Other comprehensive income	2,440		2,440				2,440
Comprehensive income	$15,317						
Dividends on common stock		(4,321)					(4,321)
Issued 21,069 shares of common stock in connection with Executive Compensation Plan					66	244	310
Exercised 25,158 option shares					(93)	291	198
Issued 107,877 shares of common stock in connection with the acquisition of certain assets and assumption of certain liabilities of Monarch Capital Corporation					131	1,244	1,375
Purchased 29,550 shares of common stock						(432)	(432)
Balance at December 31, 2002		$63,314	$3,596	$5,397	$21,097	$(12,724)	$80,680

See notes to consolidated financial statements.

Interchange Financial Services Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, (in thousands)	2002	2001	2000
Cash flows from operating activities			
Net income	$ 12,877	$10,540	$ 9,256
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,446	1,486	1,377
Amortization of securities premiums	2,039	1,044	371
Accretion of securities discounts	(305)	(326)	(297)
Amortization of premiums in connection with acquisition	69	81	312
Increase in cash surrender value of Bank Owned Life Insurance	(895)	(378)	-
Provision for loan and lease losses	1,500	1,075	750
Net gain on sale of loans and leases	(400)	(550)	(136)
Net gain on sale of securities	(564)	(252)	(313)
Net gain on sale of foreclosed real estate	(40)	-	-
Decrease (increase) in operating assets			
Accrued interest receivable	(330)	443	(396)
Deferred taxes	-	(185)	(186)
Accounts receivable- leases sold	4,921	-	-
Other	(383)	(5,337)	(789)
Decrease (increase) in operating liabilities			
Accrued interest payable	(308)	(478)	737
Other	1,467	4,010	1,712
Cash provided by operating activities	21,094	11,173	12,398
Cash flows from investing activities			
(Payments for) proceeds from			
Net originations of loans and leases	(26,826)	(15,303)	(38,030)
Purchase of loans and leases	(14,967)	(18,760)	(13,548)
Sale of loans and leases	6,603	13,267	2,739
Purchase of AFS securities	(131,069)	(99,767)	(55,687)
Maturities of AFS securities	43,219	46,339	11,135
Sale of AFS securities	21,867	19,348	33,902
Sale of foreclosed real estate	290	-	-
Purchase of HTM securities	-	(18,548)	(11,479)
Maturities of HTM securities	8,481	18,699	22,958
Sale of HTM securities	2,023	2,003	2,002
Purchase of Bank Owned Life Insurance	(5,000)	(15,000)	-
Purchase of fixed assets	(1,646)	(1,652)	(2,122)
Sale of repossessed assets	476	-	-
Sale of fixed assets	-	1,260	-
Premium in connection with acquisition	(1,748)	-	-
Cash used in investing activities	(98,297)	(68,114)	(48,130)
Cash flows from financing activities			
Proceeds from (payments for)			
Deposits in excess of withdrawals	89,189	57,623	69,868
Securities sold under agreements to repurchase and other borrowings	64,693	55,592	57,300
Retirement of securities sold under agreement to repurchase and other borrowings	(62,104)	(62,292)	(69,206)
Dividends	(4,321)	(3,517)	(3,262)
Common stock issued	1,685	241	190
Treasury stock	(432)	(1,727)	(3,797)
Exercise of option shares	198	82	120
Cash provided by financing activities activities	88,908	46,002	51,213
(Decrease) increase in cash and cash equivalents	11,705	(10,939)	15,481
Cash and cash equivalents, begining of year	22,211	33,150	17,669
Cash and cash equivalents, end of year	$33,916	$22,211	$33,150
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$17,786	$23,922	$16,907
Income taxes	6,701	1,409	4,645
Supplemental disclosure of non-cash investing and financing activities:			
Loans transferred to foreclosed real estate and other repossessed assets	410	242	-
Stock issued for net assets purchased	1,375	-	-

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

The following is a description of the business of Interchange Financial Services Corporation ("Interchange") and subsidiaries (collectively, the "Company") and its significant accounting and reporting policies used in the preparation of the consolidated financial statements:

Nature of Business

Interchange, a New Jersey business corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, whose principal subsidiary is Interchange Bank (the "Bank"), a New Jersey state bank and member of the Federal Reserve System. The Bank is principally engaged in the business of attracting commercial and retail deposits and investing those funds into commercial business and commercial mortgage loans as well as residential mortgage and consumer loans. When available funding exceeds loan demand, the Bank generally invests in debt securities. Currently, the Bank conducts operations typical of a community bank in the northeast region of New Jersey (primarily Bergen County). In addition, the Bank is engaged in providing its customers a broad range of financial products and services, such as equipment leasing, mutual funds and annuities, brokerage services, conventional insurance, internet banking and title insurance.

Summary of Significant Accounting Policies

Principles of consolidation: The accompanying consolidated financial statements include the accounts of the Company, including its direct and indirect wholly-owned subsidiaries and its indirect subsidiary, Clover Leaf Management Realty Corporation, which is 99.0% owned by the Bank. The consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the financial statement presentation of 2002.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates pertain to the allowance for loan and lease losses and the fair value of financial instruments.

Cash and cash equivalents: For the purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, all of which mature within ninety days.

Securities held-to-maturity and securities available for sale: Debt securities purchased with the intent and ability to hold until maturity are classified as securities held-to-maturity ("HTM") and are carried at cost, adjusted for the amortization of premiums and accretion of discounts. Management determines whether the security will be classified as held-to-maturity at the time of purchase.

All other securities, including equity securities, are classified as securities available-for-sale ("AFS"). Securities classified as available-for-sale may be sold prior to maturity in response to, but not limited to, changes in interest rates, changes in prepayment risk or for asset/liability management strategies. These securities are carried at fair value and any unrealized gains and losses are reported, net of taxes, as a separate component of stockholders' equity (accumulated other comprehensive income [loss]). The estimated fair value for securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments. Gains and losses from the sale of these securities are determined using the specific identification method and are reported in non-interest income. The Company does not acquire securities for the purpose of engaging in trading activities.

Interest and dividends are accrued and credited to income as earned. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Loans and Leases: Generally, loans and leases (herein referred to collectively as loans) are carried at the principal amounts outstanding, net of unearned discount and deferred loan origination fees and costs. Interest income is accrued and credited to income as earned. Origination fees and certain direct loan origination costs are deferred and amortized to interest income over the estimated life of the loan as an adjustment to the yield. Mortgage loans held for sale are carried at lower of aggregate cost or market value. Gains and losses on loans sold are included in non-interest income. There were no loans held for sale for 2002.

Direct finance leases have terms ranging from three to seven years. Under direct finance lease accounting, the balance sheet includes the gross minimum lease payments receivable, unguaranteed estimated residual values of the leased equipment, and capitalized indirect costs, reduced by unearned lease income. Income from syndicated leases are included in non-interest income.

The lease residual values represent the expected proceeds from the sale of leased equipment at the end of the term of the lease and are determined on the basis of analyses prepared by the Bank's equipment leasing subsidiary, Interchange Capital Company L.L.C. ("ICC"), based upon professional appraisals, historical experience and industry data. Management reviews the estimated residual values on a periodic basis, and impairments in value, if any, are recognized as an immediate charge to income.

Loans are placed on nonaccrual status when, in the opinion of management, the future collection of interest or principal according to contractual terms may be doubtful or when principal or interest payments are in arrears 90 days or more. Amounts accrued are evaluated for collectibility. Interest income on nonaccrual loans is recognized on a cash basis, to the extent there is no doubt of the future collection of principal. Loans are returned to accrual status when management deems that collection of principal and interest is reasonable and probable.

Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to contractual terms of the loan agreement. The collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. All nonaccrual commercial and commercial mortgage loans as well as non-homogeneous one-to-four family residential mortgage loans and consumer loans are considered impaired.

The impairment of a commercial loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is utilized if a loan is collateral dependent or foreclosure is probable. One-to-four family residential mortgage loans and consumer loans with small balances are pooled together as homogeneous loans and, accordingly, are not covered by Statement of Financial Accounting Standards ("SFAS") No. 114 "Accounting by Creditors for Impairment of a Loan."

A loan is categorized as a troubled debt restructure if a significant concession to contractual terms is granted to the borrower due to deterioration in the financial condition of the borrower. Generally, a nonaccrual loan that is restructured remains on nonaccrual until the obligation is brought current and has performed for a period of time to demonstrate that the borrower can meet the restructured terms. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as nonaccrual loan.

Allowance for loan and lease losses: The allowance for loan and lease losses ("ALLL") is established through periodic charges to income. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. If management considers the ALLL inadequate to cover future loan losses on existing loans, based on, but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, then a provision is made to increase the ALLL.

The Company's ALLL is an amount considered by management to be adequate to cover estimated losses on existing loans and leases that may become uncollectible based on management's evaluations of the size and current risk characteristics of the loan and lease portfolio as of the balance sheet date. The evaluations consider a number of factors such as changes in the composition and volume of the loan portfolio, the impact of changing economic conditions on the credit worthiness of the borrowers, review of specific problem loans and management's assessment of the inherent risk and overall quality of the loan portfolio. Management considers the ALLL adequate to cover losses inherent in loans, loan commitments and standby and other letters of credit as of the balance sheet date.

Premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Premises and equipment are depreciated over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease, if shorter. Estimated lives are 30 to 40 years for premises and 3 to 20 years for furniture and equipment. Maintenance and repairs are charged to expenses as incurred, while renewals and major improvements are capitalized.

Foreclosed assets: Foreclosed assets consist of real estate and other repossessed assets and are carried at the lower of cost or estimated fair value, less estimated selling costs, at time of foreclosure or repossession. When an asset is acquired, the excess of the carrying amount over fair value, if any, is charged to the ALLL. Subsequent valuations are performed periodically and the carrying value is adjusted by a charge to foreclosed asset expense to reflect any subsequent declines in the estimated fair value. As a result, further declines in the asset values may result in increased foreclosed asset expense. Routine holding costs are charged to foreclosed asset expense as incurred.

Business Combinations: In business combinations accounted for using the purchase method of accounting, the net assets of the companies acquired are recorded at their estimated fair value at the date of acquisition and include the results of operations of the acquired business from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired is recognized as goodwill.

Goodwill: With the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill is no longer amortized to expense, but rather is tested for impairment periodically. Other intangible assets are amortized to expense using straight-line methods over their respective estimated useful lives. At least annually, management reviews goodwill and other intangible assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of such assets. If the sum of the expected undiscounted future cash flows, excluding interest charges, is less than the carrying amount of the asset, an impairment loss is recognized. Impairment, if any, is measured on a discounted future cash flow basis. Goodwill is reviewed for impairment annually and on an interim basis when conditions require. If necessary an impairment charge is recognized in the period that goodwill has been deemed to be impaired. At the date of adoption, there was no unamortized goodwill.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the period(s) in which the deferred tax asset or liability is expected to be settled or realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period in which the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence.

Earnings per common share: Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Segment Reporting: SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"), requires disclosures for each reportable operating segment. As a community-oriented financial institution, substantially all of the Company's operations entail the delivery of loan and deposit products and various other financial services to customers in its primary market area, which is Bergen County, New Jersey. The Company's community-banking operation constitutes the Company's only operating segment for financial reporting purposes under SFAS No. 131.

Treasury Stock: The Corporation records common stock purchased for treasury at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis.

Stock-Based compensation: At December 31, 2002, the Company has stock-based employee compensation plans, which are described more fully in Note 12 Stock Option and Incentive Plan. The Company accounts for these plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation expense has been reflected in net income for stock options as all rights and options to purchase the Company's stock granted under these plans had an exercise price equal to the market value of the underlying stock on the date of grant. A table, which illustrates the income from continuing operations and earnings per share as if the Corporation had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, to stock-based employee compensation plans, is described more fully in Note 12 Stock Option and Incentive Plan.

Recently issued accounting pronouncements: In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121. This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and addresses implementation issues regarding the impairment of long-lived assets. The standard was effective January 1, 2002 and did not have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement and FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, to clarify meanings or to describe their applicability under changed conditions. The provisions of SFAS 145 relating to the rescission of FASB Statement No. 4 are effective for fiscal years beginning after May 15, 2002, and the provisions of SFAS 145 relating to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. The adoption of SFAS 145 did not have a material effect on the consolidated financial condition or results of operations of the Company.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS 147"), which provides guidance on the accounting for the acquisitions of a financial institution. SFAS 147 requires that the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination represents goodwill that should be accounted for under FASB Statement No. 142, Goodwill and Other Intangible Assets. Thus, the specialized accounting guidance in paragraph 5 of FASB Statement No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, does not apply after September 30, 2002. If certain criteria in Statement 147 are met, the amount of the unidentifiable intangible asset will be reclassified to goodwill. Financial institutions meeting conditions outlined in Statement 147 are required to restate previously issued financial statements as if the amount accounted for under Statement 72 as an unidentifiable intangible asset had been reclassified to goodwill as of the date Statement 142 was initially applied. SFAS No. 147 became effective October 1, 2002 and did not have a material impact on the Company's consolidated financial statements.

On November 25, 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45 ("FIN 45" or the "Interpretation"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No, 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of the Interpretation are effective for financial statements of interim or annual periods that end after December 15, 2002. The Interpretation's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. See Note 18 Commitments and Contingent Liabilities for the disclosures currently required under FIN 45.

In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends FASB Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company does not expect to adopt the fair value based method of accounting for stock-based employee compensation; therefore, adoption of SFAS 148 is expected to impact only the future disclosures, not the financial results, of the Company.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities - an Interpretation of ARB 51 ("FIN 46"). FIN 46 provides guidance on the consolidation of entities in which equity investors do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for entities created before February 1, 2003 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. As of December 31,2002, the Company does not have any interest in variable interest entities.

Note 2. Acquisitions and Pending Merger

In 1994, the Bank assumed the deposit liabilities of Volunteer Federal Savings Association of Little Ferry, New Jersey. The premiums paid to acquire the deposits in the Volunteer transaction and in a 1991 branch acquisition are being amortized over a period ranging from seven to ten years. At December 31, 2001, all acquired premiums were fully amortized.

On January 16, 2002, the Company acquired certain assets and assumed certain liabilities of Monarch Capital Corporation ("Monarch"). In this asset purchase transaction, the Company acquired certain loans and leases valued at approximately $13,700,000. In addition, the Company assumed certain liabilities (borrowings) of Monarch, valued at approximately $13,200,0000, which had been used to fund the loans and leases. The purchase price was $2,252,000 paid in cash and in shares of Company stock, subject to certain adjustments. The cost in excess of net assets acquired resulted in goodwill of approximately $1.4 million.

On November 18, 2002, the Company announced that it had entered into a definitive agreement to acquire Bridge View Bancorp, a Bergen County-based bank holding company with eleven locations. At December 31, 2002, Bridge View had approximately $281 million of total assets, $191 million of loans and $251 million of deposits. The transaction is expected to be completed during the second quarter of 2003 and is conditioned upon receiving the necessary bank regulatory approvals, the approval of shareholders from both companies and other customary conditions. Bridge View shareholders will receive 2,949,719 shares of the Company common stock and approximately $33.5 million in cash. The transaction will be accounted for as a purchase and the cost in excess of net assets acquired will be allocated to identified intangible assets and goodwill.

At December 31, 2002, gross intangible assets amounted to $300,000 and accumulated amortization amounted to $69,000. At December 31, 2001, there were no intangible assets remaining. Amortization of intangible assets as a result of acquisitions, which is included in non-interest expense, amounted to $69,000, $81,000 and $313,000 for 2002, 2001 and 2000, respectively.

Note 3. Restrictions on Cash and Due from Banks

The Bank is required to maintain a reserve balance with the Federal Reserve Bank of New York based upon the level of its deposit liability. The average amount of this reserve balance for 2002 and 2001 was approximately $775,000.

Note 4. Securities Held-to-Maturity and Securities Available-for-Sale

Securities held-to-maturity and securities available-for-sale consist of the following: (in thousands)

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities held-to-maturity				
Mortgage-backed securities	$ 16,437	$ 667	-	$ 17,104
Obligations of U.S. agencies	1,991	68	-	2,059
Obligations of states & political subdivisions	9,664	663	-	10,327
Other debt securities	100	-	-	100
	28,192	1,398	-	29,590
Securities available-for-sale				
Mortgage-backed securities	101,028	1,778	$201	102,605
Obligations of U.S. agencies	91,577	3,982	-	95,559
Obligations of states & political subdivisions	21,382	889	52	22,219
Equity securities	3,937	-	-	3,937
	217,924	6,649	253	224,320
Total securities	$246,116	$8,047	$253	$253,910

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities held-to-maturity				
Mortgage-backed securities	$ 22,201	$ 300	$ 9	$ 22,492
Obligations of U.S. agencies	5,977	181	-	6,158
Obligations of states & political subdivisions	9,855	244	23	10,076
Other debt securities	839	15	-	854
	38,872	740	32	39,580
Securities available-for-sale				
Obligations of U.S. Treasury	1,999	18	-	2,017
Mortgage-backed securities	97,022	1,808	313	98,517
Obligations of U.S. agencies	39,944	529	409	40,064
Obligations of states & political subdivisions	9,993	462	-	10,455
Equity securities	3,977	-	-	3,977
	152,935	2,817	722	155,030
Total securities	$191,807	$3,557	$754	$194,610

At December 31, 2002, the contractual maturities of securities held-to-maturity and securities available-for-sale are as follows: (in thousands)

	Securities Held-to-Maturity		Securities Available-for-Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within 1 year	$ 2,749	$ 2,820	$ 18,799	$ 18,753
After 1 but within 5 years	9,745	10,192	147,066	151,767
After 5 but within 10 years	11,680	12,425	20,400	21,067
After 10 years	4,018	4,153	27,722	28,796
Equity securities	-	-	3,937	3,937
Total	$28,192	$29,590	$217,924	$224,320

Proceeds from the sale of securities available-for-sale amounted to $21.9 million, $19.3 million and $33.9 million for the year ended December 31, 2002, 2001 and 2000, respectively, which resulted in gross realized gains of $573,000, $141,000 and $341,000 for those periods, respectively. Gross realized losses from the sale of securities available-for-sale amounted to $33,000, $19,000 and $31,000 in 2002, 2001 and 2000, respectively. These amounts are included in net gain on sale of securities in the Consolidated Statements of Income.

Proceeds from the sale or call of securities held-to-maturity amounted to $2.0 million for each of the years ended December 31, 2002, 2001 and 2000, respectively, which resulted in realized gains of $24,000, $130,000 and $2,000 for those periods, respectively. The securities were either scheduled to mature within 3 months or were called before maturity.

Securities with carrying amounts of $58.6 million and $44.6 million at December 31, 2002 and 2001, respectively, were pledged for public deposits, Federal Home Loan Bank advances, securities sold under repurchase agreements and other purposes required by law.

Note 5. Loans

The composition of the loan portfolio is summarized as follows: (in thousands)

	December 31, 2002	December 31, 2001
Real estate		
Residential	**$231,580**	$252,745
Commercial	**222,628**	198,319
Construction	**11,359**	5,265
Commercial		
Commercial and financial	**104,542**	85,801
Lease financing	**26,356**	15,850
Consumer		
Lease financing	**15,969**	18,822
Installment	**3,207**	4,521
	615,641	581,323
Allowance for loan and lease losses	**7,207**	6,569
Net loans	**$608,434**	$574,754

Nonperforming loans include loans which are accounted for on a nonaccrual basis and troubled debt restructurings.

Nonperforming loans are as follows: (in thousands)

	December 31, 2002	December 31, 2001
Nonaccrual loans		
Residential real estate	**$ 495**	$ 385
Commercial real estate	**1,780**	596
Commercial and financial	**1,300**	40
Commercial lease financing	**2,357**	1,043
Consumer	**31**	96
	5,963	2,160
Troubled debt restructurings		
Commercial and financial	**-**	150
Total nonperforming assets	**$5,963**	$2,310

At December 31, 2002, 2001 and 2000, there were no loans or leases on which interest is accruing and included in income, but which were contractually past due 90 days or more as to principal or interest payments. Interest income that would have been recorded during the year on nonaccrual loans outstanding at year-end in accordance with original terms amounted to $576,000, $231,000 and $143,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Interest income included in net income during the year on nonaccrual loans outstanding at year-end amounted to $321,000, $143,000 and $93,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

While a significant portion of the Company's loans are collateralized by real estate located in northern New Jersey, the Company does not have any concentration of loans in any single industry classified under the North American Industry Classification System, which exceeds 10% of its total loans and unfunded commitments.

Certain officers and directors of the Company and their affiliated companies are customers of and are engaged in transactions with the Company in the ordinary course of business on substantially the same terms as those prevailing with other non-affiliated borrowers and suppliers.

The following table summarizes activity with respect to these loans: (in thousands)

	Years Ended December 31, 2002	Years Ended December 31, 2001
Balance at beginning of year	**$6,133**	$7,367
Additions	**-**	858
Reductions	**(998)**	(2,092)
Balance at end of year	**$5,135**	$6,133

Note 6. Allowance for Loan and Lease Losses

The Company's recorded investment in impaired loans is as follows: (in thousands)

	December 31,			
	2002		2001	
	Investment in Impaired Loans	**Related Allowance for Loan Losses**	Investment in Impaired Loans	Related Allowance for Loan Losses
Impaired loans				
With a related allowance for loan losses				
Commercial and financial	**$1,104**	**$128**	$190	$ 5
Commercial real estate	**1,780**	**45**	596	10
Without a related allowance for loan losses	**-**	**-**	-	-
	$2,884	**$173**	$786	$15

The impairment of the above loans was measured based on the fair value of collateral.

The following table sets forth certain information about impaired loans: (in thousands)

	Years Ended December 31,	
	2002	2001
Average recorded investment	**$3,166**	$806
Interest income recognized during time period that loans were impaired, using cash-basis method of accounting	**$160**	$52

Changes in the allowance for loan and lease losses are summarized as follows: (in thousands)

	Year Ended December 31,		
	2002	2001	2000
Balance at beginning of year	**$6,569**	$6,154	$5,476
Additions (deductions)			
Provision charged to operations	**1,500**	1,075	750
Recoveries on loans previously charged off	**64**	304	147
Loans charged off	**(926)**	(964)	(219)
Balance at end of year	**$7,207**	$6,569	$6,154

Note 7. Premises and Equipment, net

Premises and equipment are summarized as follows: (in thousands)

	December 31,	
	2002	2001
Land	**$ 1,698**	$ 1,698
Buildings	**2,195**	2,195
Furniture, fixtures and equipment	**7,785**	7,190
Leasehold improvements	**10,016**	9,486
	$21,694	$20,569
Less: accumulated depreciation and amortization	**11,182**	10,334
Net book value	**$10,512**	$10,235

Note 8. Deposits

Deposits are summarized as follows: (in thousands)

	December 31,	
	2002	2001
Non-interest bearing demand deposits	**$118,578**	$109,416
Interest bearing demand deposits	**323,998**	282,173
Money market deposits	**55,372**	47,569
Savings deposits	**80,300**	72,092
Time deposits	**237,424**	215,233
Total	**$815,672**	$726,483

At December 31, 2002 and 2001, the carrying amounts of certificates of deposit that individually exceed $100,000 amounted to $26,697,000, and $20,479,000, respectively. Interest expense relating to certificates of deposit that individually exceed $100,000 was approximately $1,009,000, $1,470,000, and $1,156,000 in 2002, 2001, and 2000, respectively.

At December 31, 2002, the scheduled maturities of time deposits are as follows: (in thousands)

2003	$ 208,058
2004	18,190
2005	7,382
2006	2,486
2007	1,308
Total	**$237,424**

Note 9. Securities Sold Under Agreements to Repurchase and Short-term Borrowings

Securities sold under agreements to repurchase and short-term borrowings are summarized as follows: (in thousands)

	December 31,	
	2002	2001
Securities sold under agreements to repurchase	**$17,390**	$ 6,700
Federal Funds Purchased	-	11,100
Federal Home Loan Bank advances	-	7,000
	$17,390	$24,800
Average balance outstanding	**$19,119**	$25,545
Average interest rate	**3.63%**	5.38%
Maximum amount borrowed	**$30,607**	$29,900

Securities sold under agreements to repurchase mature within one year. In addition, the Bank has a $86,300,000 line of credit available through its membership in the Federal Home Loan Bank ("FHLB") of New York.

Note 10. Long-term Borrowings

Long term borrowings consist of one FHLB advance of $10,000,000. The borrowing has a fixed rate of 4.22%, matures in January 2007 and is collateralized by U.S. Treasury and U.S. agency securities. The FHLB has an option to call the advance on a quarterly basis if the 3-month LIBOR resets above 7.50%.

Note 11. Benefit Plans

In 1993, the Bank established a non-contributory defined benefit pension plan covering all eligible employees (the "Pension Plan"). The funding policy is to contribute an amount that is at least the minimum required by law. The plan assets are invested through an unaffiliated trust company in a fixed income and equity (balanced) fund. The fund performance is reviewed periodically by an administrative committee comprised of the Bank's President, Chief Financial Officer and Human Resources Director. Retirement income is based on years of service under the Pension Plan and, subject to certain limits, on final average compensation. Effective January 1, 1994, the Bank established a supplemental plan covering all eligible employees (the "Supplemental Plan") that provides for retirement income that would have been paid but for the limitation under the qualified Pension Plan.

Effective August 1, 1994, the Company established a retirement plan for all directors of the Bank who are not employees of Interchange or of any subsidiary or affiliate of Interchange (the "Directors' Plan"). As a part of this Directors' Plan, the Company contributes annually to a life insurance policy or annuity contract for each director with 5 years or more of service, as follows:

Years of Service	Amount Contributed
6	$5,000
7	6,000
8	7,000
9	8,000
10	9,000
11 or more	10,000

The Company owns the life insurance policies or annuity contracts. Retirement income to a director who has completed five years of service through ten years of service will be based on the cash value of the life insurance policy or annuity contract. After ten years of service, the retirement income will be based on the greater of the cash value of the life insurance policy or annuity contract or an amount determined by multiplying the Bank's standard annual retainer fees at the director's retirement date by the director's years of service.

On January 1, 2002, the Directors' Plan was amended. Pursuant to the amended Directors' Plan, a director who has been on the board at least five years is entitled to receive upon retirement an amount equal to the standard annual retainer (currently $10,000) being paid to directors multiplied by the director's years of service on the board, multiplied by the director's vested percentage. Vesting occurs in 20% increments commencing in year six and ending in year ten at which time a director becomes fully vested.

Notwithstanding the foregoing, the benefits payable to a participant who was a participant on January 1, 2002 shall not be less than the greater of (i) or (ii) below: (i) the benefits such participant had accrued as of such date under the terms and provision of the Directors' Plan in effect prior to the January 1, 2002 amendment, or (ii) the cash value of any life insurance policy that was purchased and owned by the Company or one of its subsidiaries prior to the plan amendment. The benefit may be paid in a lump sum or paid out in five annual installment payments at the election of the participant.

Net pension cost of each plan consists of the following: (in thousands)

	Pension Plan			Supplemental Plan			Directors' Plan		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Service cost	**$331**	$249	$197	**$25**	$19	$24	**$ 72**	$ 49	$ 57
Interest cost	**150**	116	95	**19**	14	17	**98**	94	88
Expected return on plan assets	**(120)**	(100)	(88)	-	-	-	-	-	-
Amortization of prior service cost	**2**	-	-	**3**	8	8	-	-	-
Recognized net actuarial gain	-	(18)	(27)	-	(7)	-	-	-	-
Net periodic benefit cost	**$363**	$247	$177	**$47**	$34	$49	**$170**	$143	$145

The following table sets forth the funded status, as of December 31, of each plan and amounts recognized in the Company's Consolidated Balance Sheets and the major assumptions used to determine these amounts: (dollars in thousands)

	Pension Plan		Supplemental Plan		Directors' Plan	
	2002	2001	2002	2001	2002	2001
Change in pension obligation						
Pension obligation at beginning of year	**$ 2,000**	$1,626	**$ 288**	$ 274	**$ 1,411**	$ 1,259
Service cost	**331**	249	**25**	19	**72**	49
Interest cost	**150**	116	**19**	14	**98**	94
Plan ammendments	**-**	36	**-**	(36)	**-**	-
Actuarial (gain) loss	**513**	7	**20**	17	**(26)**	9
Benefits paid	**(32)**	(34)	**-**	-	**-**	-
Pension obligation at end of year	**2,962**	2,000	**352**	288	**1,555**	1,411
Change in plan assets						
Fair value of plan assets at beginning of year	**1,401**	1,198	**-**	-	**-**	-
Actual gain (loss) on plan assets	**(107)**	50	**-**	-	**-**	-
Employer contribution	**135**	187	**-**	-	**-**	-
Benefits paid	**(32)**	(34)	**-**	-	**-**	-
Fair value of plan assets at end of year	**1,397**	1,401	**-**	-	**-**	-
Funded Status	**(1,565)**	(599)	**$(352)**	(288)	**(1,555)**	(1,411)
Unrecognized net actuarial (gain) loss	**463**	(277)	**53**	33	**(91)**	(64)
Unrecognized prior service cost	**30**	32	**19**	22	**-**	-
Accrued pension cost	**$(1,072)**	$ (844)	**$(280)**	$(233)	**$(1,646)**	$(1,475)
Weighted-average assumptions [1]						
Discount rate	**6.50%**	7.25%	**6.50%**	7.25%	**6.50%**	7.25%
Expected return on plan assets	**8.00**	8.00	**8.00**	8.00	**8.00**	8.00
Rate of compensation increase	**5.00**	5.00	**N/A**	N/A	**N/A**	N/A

(1) Weighted average assumptions were applied at the beginning of the period.

In 1976, the Bank established a Capital Investment Plan (the "Investment Plan") which permits employees to make basic contributions up to 4% of base compensation. In 1998, the Investment Plan was amended to permit employees to make basic contributions up to 6% of base compensation. Additional contributions up to 10% of compensation may be made when coupled with basic contributions. Under the Investment Plan, the Bank provides a matching contribution equal to 50% of the basic contribution of each participant. The Investment Plan offers employees a choice of 9 investment funds ranging from conservative to aggressive. Both employee and bank matching contributions are invested in these funds according to the employees' elections. The investment choices are administered by an unaffiliated trust company. The fund options are reviewed periodically by an administrative committee comprised of the Bank's President, Chief Financial Officer and Human Resources Director. In addition, the Bank makes a fixed contribution on behalf of each participant equal to 1% of such participant's base compensation, which is in the form of Interchange common stock. The Bank's contribution to the Investment Plan amounted to $281,000, $236,000 and $165,000 in 2002, 2001 and 2000, respectively.

Note 12. Stock Option and Incentive Plan

In 1989, the Company adopted a stock option plan, retitled the Stock Option and Incentive Plan of 1997 (the "Stock Plan"), that covers certain key employees. Under this plan, as amended, options to purchase a maximum of 1,384,313 shares of Interchange common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Pursuant to the Stock Plan, incentive stock options or non-qualified stock options may be granted to employees.

In 2000, the Company adopted a stock option plan, titled "Outside Director's Incentive Compensation Plan" (the "Director's Stock Plan") that covers those members of the Board of Directors of the Company who have not served as a full-time employee of the Company or any of its subsidiaries during the prior twelve-month period. Under this plan, options to purchase a maximum of 150,000 shares of Interchange common stock may be granted at fair market value at the date of grant. Options granted expire if not exercised within ten years of date of grant and are exercisable according to a vesting schedule, starting one year from the date of grant. Only non-qualified stock options are granted under the Director's Stock Plan.

The status of options granted under the Stock Plan and Director's Stock Plan as of December 31, and changes during each of the three years then ended is summarized below:

	2002		2001		2000	
Incentive Stock Options	**Options**	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	**343,992**	**$10.36**	277,094	$10.06	229,482	$ 9.23
Granted	**133,875**	**14.70**	94,500	10.79	85,875	11.00
Exercised	**(20,660)**	**7.34**	(13,226)	6.17	(24,951)	4.91
Forfeited	**(8,191)**	**12.62**	(14,376)	11.24	(13,312)	11.57
Outstanding at December 31	**449,016**	**$11.75**	343,992	$10.36	277,094	$10.06
Options exercisable at December 31	**332,141**	**$11.06**	184,733	$ 9.88	125,340	$ 8.62
Weighted-average fair value of options granted during the year ended December 31 (per option)	**$4.00**		$2.85		$2.97	

	2002		2001		2000	
Non-Qualified Stock Options	**Options**	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	**33,000**	**$10.70**	16,500	$ 9.33	-	-
Granted	**16,500**	**18.33**	16,500	12.07	16,500	$ 9.33
Exercised	**(4,500)**	**10.24**	-	-	-	-
Forfeited	**-**	**-**	-	-	-	
Outstanding at December 31	**45,000**	**$13.54**	33,000	$10.70	16,500	$ 9.33
Options exercisable at December 31	**12,000**	**$10.24**	5,495	$ 9.33	-	-
Weighted-average fair value of options granted during the year ended December 31 (per option)	**$5.04**		$2.67		$2.51	

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

The following table summarizes information about options outstanding under the Stock Plan and Director's Stock Plan at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
Incentive Stock Options					
$ 0 - $ 5	24,899	0.67	$ 4.79	24,899	$ 4.79
$ 5 - $10	9,744	3.28	5.57	9,744	5.57
$10 - $15	414,373	7.54	12.31	297,498	11.77
	449,016			332,141	
Non-Qualified Stock Options					
$ 5 - $10	13,500	7.33	9.33	8,000	9.33
$10 - $15	15,000	8.38	12.07	4,000	12.07
$15 - $20	16,500	9.32	18.33	-	-
	45,000			12,000	
Total	494,016			344,141	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 2.37%, 2.66%, 3.21%; expected volatility of 25.12%, 22.02% and 23.89%; risk-free interest rate of 4.65%, 5.03% and 6.48%; and expected lives of 7 years. The effects of applying these assumptions in determining the pro-forma net income may not be representative of the effects on pro-forma net income for future years.

If compensation cost for the Stock Plan and Director's Stock Plan awards had been measured based on the fair value of the stock options awarded at the grant dates, net income and diluted earnings per common share would have been reduced to the pro-forma amounts below for the years ended December 31: (in thousands, except share data)

	2002	2001	2000
Net Income			
As reported	**$12,877**	$10,540	$9,256
Less: Total stock-based compensation expense determined under the fair value method for all rewards, net of related tax effects	**120**	89	82
Pro-forma	**$12,757**	$10,451	$9,174
Diluted earnings per common share			
As reported	**$1.30**	$1.07	$0.94
Less: Total stock-based compensation expense determined under the fair value method for all rewards, net of related tax effects	**0.02**	-	0.01
Pro-forma	**$1.28**	$1.07	$0.93

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Stock-based compensation

Pursuant to the Stock Plan, key employees may be awarded restricted shares of Interchange common stock subject to certain vesting and restrictions. The awards are recorded at fair market value and amortized into salary expense over the vesting period. The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2002, 2001 and 2000.

Restricted Stock Awards	2002	2001	2000
Outstanding at beginning of year	**38,250**	34,805	36,258
Granted	**15,542**	22,320	17,109
Vested	**(20,388)**	(18,875)	(18,562)
Forfeited	-	-	-
Outstanding at end of year	**33,404**	38,250	34,805

The amount of compensation cost related to restricted stock awards included in salary expense in 2002, 2001 and 2000 amounted to $196,291, $184,722 and $167,939, respectively.

Note 13. Stockholders' Equity and Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital levels that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and the Bank's classification, under the regulatory framework for prompt corrective action, are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. Management believes, that the Company and the Bank met as of December 31, 2002, all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Reserve categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's capital amounts and ratios are as follows: (dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
The Company	**$82,658**	**13.33%**	**$49,619**	**8.00%**	**N/A**	**N/A**
The Bank	**80,813**	**13.00%**	**49,714**	**8.00%**	**$62,143**	**10.00%**
Tier 1 Capital (to Risk Weighted Assets):						
The Company	**75,451**	**12.16%**	**24,809**	**4.00%**	**N/A**	**N/A**
The Bank	**73,606**	**11.84%**	**24,857**	**4.00%**	**37,286**	**6.00%**
Tier 1 Capital (to Average Assets):						
The Company	**75,451**	**8.12%**	**27,864**	**3.00%**	**N/A**	**N/A**
The Bank	**73,606**	**7.92%**	**27,868**	**3.00%**	**46,446**	**5.00%**
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
The Company	$73,700	12.89%	$45,727	8.00%	N/A	N/A
The Bank	71,916	12.58%	45,733	8.00%	$57,166	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
The Company	67,131	11.74%	22,864	4.00%	N/A	N/A
The Bank	65,347	11.43%	22,866	4.00%	34,299	6.00%
Tier 1 Capital (to Average Assets):						
The Company	67,131	8.09%	24,901	3.00%	N/A	N/A
The Bank	65,347	7.93%	24,727	3.00%	41,212	5.00%

Shares of common stock

On April 26, 2001, the Board of Directors of Interchange authorized a program to repurchase up to 450,000 shares of Interchange's outstanding common stock on the open market or in privately negotiated transactions. As of December 31, 2002, the Company had purchased 170,193 shares at a total cost of approximately $2,175,000, of which 29,550 shares were purchased in 2002 for total cost of $432,000.

The repurchased shares are held as treasury stock and will be principally used for the exercise of stock options, restricted stock awards under the Stock Plan and other general corporate purposes.

The following table summarizes the activity in common shares:

	Shares Issued	Shares in Treasury
Balance at December 31, 2000	9,795,748	1,116,202
Purchase of treasury stock	(140,643)	140,643
Issuance of stock from treasury	35,546	(35,546)
Balance at December 31, 2001	9,690,651	1,221,299
Purchase of treasury stock	(29,550)	29,550
Issuance of stock from treasury	154,106	(154,106)
Balance at December 31, 2002	**9,815,207**	**1,096,743**

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Note 14. Earnings Per Common Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31 are as follows: (in thousands, except per share data)

	2002			2001			2000		
	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Common Share									
Income available to common shareholders	$12,877	9,809	$1.31	$10,540	9,779	$1.08	$9,256	9,810	$0.94
Effect of Dilutive Shares									
Options issued		124			44			27	
Diluted Earnings per Common Share									
Income available to common shareholders	$12,877	9,933	$1.30	$10,540	9,822	$1.07	$9,256	9,837	$0.94

All per share data and average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

Note 15. Other Non-interest Expense

Expenses included in other non-interest expense which exceed one percent of the aggregate of total interest income and non-interest income for the years ended December 31, are as follows: (in thousands)

	2002	2001	2000
Professional fees	$1,458	$1,240	$1,120
Data Processing	639	568	575

Note 16. Income Taxes

Income tax expense for the years ended December 31, is summarized as follows: (in thousands)

		2002	2001	2000
Federal:	current	$6,586	$4,908	$5,264
	deferred	(732)	(96)	(789)
State:	current	242	236	117
	deferred	-	-	-
		$6,096	$5,048	$4,592

The effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, are as follows: (in thousands)

	2002	2001
Deferred tax assets		
Excess of book over tax allowance for loan and lease losses	$2,468	$2,244
Excess of book over tax depreciation	280	111
Excess of book over tax provision for benefit plan expense	1,038	873
Core deposit premium	195	250
Other	448	378
Total deferred tax assets	4,429	3,856
Deferred tax liabilities		
Unrealized gains - securities available for sale	2,175	712
Loan origination fees	189	195
Other	430	217
Total deferred tax liabilities	2,794	1,124
Net deferred tax assets	$1,635	$2,732

Net deferred tax assets are included in other assets on the consolidated balance sheet. It is more likely than not that deferred tax assets of $1,635,000 will be principally realized through future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income and tax planning strategies.

The provision for income taxes differs from the expected statutory provision as follows:

	December 31,		
	2002	2001	2000
Expected provision at statutory rate	35%	35%	35%
Difference resulting from:			
State income tax, net of federal benefit	1	1	1
Interest income exempt from federal taxes	(2)	(2)	(2)
Other	(2)	(2)	(1)
	32%	32%	33%

Note 17. Restrictions of Subsidiary Bank Dividends

Under New Jersey law, the Bank may declare a dividend only if, after payment thereof, its capital would be unimpaired and its remaining surplus would equal 50 percent of its capital. At December 31, 2002, undistributed net assets of the Bank were $78,834,000 of which $74,516,000 was available for the payment of dividends. In addition, payment of dividends is limited by the requirement to meet the capital guidelines issued by the Board of Governors of the Federal Reserve System.

Note 18. Commitments and Contingent Liabilities

The Company has contingent liabilities and outstanding commitments that include agreements to extend credit which arise in the normal course of business and which are not shown in the accompanying financial statements.

Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. They are issued primarily to support performance bonds. Both arrangements have credit risks essentially the same as that involved in extending loans to customers and are subject to the normal credit policies of the Company.

A summary of commitments to extend credit at December 31, are summarized as follows: (in thousands)

	2002	2001
Home equity loans	**$ 64,346**	$ 63,616
Other loans	**90,156**	64,647
Standby letters of credit	**1,127**	2,155
	$155,629	$130,418

The following table illustrates the Company's accounting for, and disclosure of, the issuance of certain types of guarantees as required under FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."

Nature of the guarantee	Maximum potential amount of future payments	Carrying amount of the liability
Standby letters of credit	**$1,127**	$ -

Standby letters of credit are typically underwritten for terms of less than one year and are fully collateralized by either cash or indirectly secured by a line of credit, which is collateralized by real estate, receivables or other liquid collateral.

The minimum annual rental under non-cancelable operating leases for premises and equipment, exclusive of payments for maintenance, insurance and taxes, is summarized as follows: (in thousands)

Lease commitments	
2003	$ 1,630
2004	1,443
2005	1,325
2006	1,084
2007	989
thereafter	5,280
Total minimum lease payments	$11,751

Rent expense for all leases amounted to approximately $1,727,000, $1,524,000 and $1,405,000 in 2002, 2001, and 2000, respectively.

A director of the Company provided legal services through his affiliated firm. Fees paid for these services amounted to approximately $296,000, $309,000 and $335,000 in 2002, 2001, and 2000, respectively.

The Company is also a party to routine litigation involving various aspects of its business, none of which, in the opinion of management and its legal counsel, is expected to have a material adverse impact on the consolidated financial condition, results of operations or liquidity of the Company.

Note 19. Fair Value of Financial Instruments

Fair value estimates of the Company's financial instruments are made at a particular point in time, based on relevant market information and information about the financial instrument. Fair values are most commonly derived from quoted market prices. In the event market prices are not available, fair value is determined using the present value of anticipated future cash flows. This method is sensitive to the various assumptions and estimates used and the resulting fair value estimates may be significantly affected by minor variations in those assumptions or estimates. In that regard, it is likely the Company in immediate settlement of the financial instruments would realize amounts different from the fair value estimates.

The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments: (in thousands)

	December 31,			
	2002		2001	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	**$ 33,916**	**$ 33,916**	$ 22,211	$ 22,211
Securities held-to-maturity	**28,192**	**29,590**	38,872	39,580
Securities available-for-sale	**224,320**	**224,320**	155,030	155,030
Loans, net	**608,434**	**618,028**	574,754	577,847
	$894,862	**$905,854**	$790,867	$794,668
Financial liabilities:				
Deposits	**$815,672**	**$817,661**	$726,483	$729,281
Short-term borrowings	**17,390**	**17,390**	24,800	24,800
Long-term borrowings	**10,000**	**10,438**	-	-
	$843,062	**$845,489**	$751,283	$754,081

The methods and significant assumptions used to determine the estimated fair values of the Company's financial instruments are as follows:

Cash and cash equivalents: Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. The estimated fair values of these financial instruments approximate their carrying values since they mature overnight or are due on demand.

Securities held-to-maturity and securities available-for-sale: Estimated fair values are based principally on quoted market prices, where available, or dealer quotes. In the event quoted market prices are not available, fair values are estimated using market prices of similar securities.

Loans: The loan portfolio is segregated into various categories for purposes of estimating fair value. The fair value of certain loans that reprice frequently and have no significant change in credit risk is assumed to equal their carrying values. The fair value of other types of loans is estimated by discounting the future cash flows using interest rates that are currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of nonperforming loans is estimated using methods employed by management in evaluating the ALLL.

Deposits: The estimated fair values of deposits with no stated maturity, such as demand deposits, savings, NOW and money market accounts are, by definition, equal to the amount payable on demand at the reporting date. The fair values of fixed-rate certificates of deposit are based on discounting the remaining contractual cash flows using interest rates currently being offered on certificates of deposit with similar attributes and remaining maturities.

Short-term borrowings: The fair value of short-term borrowings is assumed to equal the carrying value in the financial statements, as these instruments are short-term.

Long-term borrowings: Fair value estimates of long-term borrowings are based on discounting the remaining contractual cash flows using rates, which are comparable to rates currently being offered for borrowings with similar remaining maturities.

Off-balance-sheet financial instruments: The fair values of commitments to extend credit and unadvanced lines of credit approximate the fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the credit-worthiness of the potential borrowers. At December 31, 2002 and 2001, the estimated fair values of these off-balance-sheet financial instruments were immaterial.

Note 20. Parent Company Only Information

(in thousands)

Condensed balance sheets	December 31, 2002	2001	2000
Assets			
Cash	$ 1,630	$ 721	$ 467
Investment in subsidiaries			
Bank	78,834	66,449	61,517
Other	142	142	142
Dividends receivable	1,588	2,072	816
Total assets	$82,194	$69,384	$62,942
Liabilities			
Dividends payable	$1,372	$871	$815
Other liabilities	142	280	142
	1,514	1,151	957
Stockholders' equity			
Common stock	5,397	5,397	5,397
Capital Surplus	21,097	20,993	21,077
Retained earnings	63,314	54,758	47,736
Accumulated other comprehensive income	3,596	1,156	526
	93,404	82,304	74,736
Less: Treasury stock	12,724	14,071	12,751
Total stockholders' equity	80,680	68,233	61,985
Total liabilities and stockholders' equity	$82,194	$69,384	$62,942

Condensed statements of income	Years Ended December 31, 2002	2001	2000
Dividends from subsidiary bank	$ 3,107	$ 6,467	$8,587
Net gain on sale of securities	-	20	-
Other income	1	21	-
Total revenues	3,108	6,508	8,587
Interest on short-term borrowings	-	-	77
Operating expenses	176	270	122
Income before equity in undistributed earnings of subsidiaries	2,932	6,238	8,388
Equity in undistributed earnings of subsidiaries	9,945	4,302	868
Net income	$12,877	$10,540	$9,256

Condensed statements of cash flows	Years Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$12,877	$10,540	$9,256
Adjustments to reconcile net income to net cash provided by operating activities			
Net gain on sale of securities	-	(20)	-
Decrease (increase) in other assets	485	(1,277)	(816)
Increase in dividends payable	501	56	11
Increase (decrease) in other liabilities	(138)	138	(8)
Equity in undistributed income of subsidiaries	(9,945)	(4,302)	(868)
Net cash provided by operating activities	3,779	5,135	7,575
Cash flows from investing activities:			
Sale of securities available-for-sale	-	40	-
Net cash provided by investing activities	-	40	-
Cash flows from financing activities:			
Cash dividends paid	(4,321)	(3,517)	(3,262)
Repayment of loan from subsidiary	-	-	(1,000)
Treasury stock	(432)	(1,727)	(3,797)
Common stock issued	1,685	241	190
Exercise of option shares	198	82	120
Net cash used in financing activities	(2,870)	(4,921)	(7,749)
Net increase/(decrease) in cash	909	254	(174)
Cash at beginning of year	721	467	641
Cash at end of year	$ 1,630	$ 721	$ 467

Note 21. Quarterly Financial Data

(unaudited) (in thousands, except per share data)

2002	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Interest income	**$13,744**	**$14,200**	**$14,370**	**$14,185**
Interest expense	**4,676**	**4,574**	**4,309**	**3,918**
Net Interest income	**9,068**	**9,626**	**10,061**	**10,267**
Provision for loan losses	**225**	**255**	**405**	**615**
Net gain on sale of securities	**187**	**94**	**214**	**69**
Non-interest income, excluding net gain on sale of securities	**1,374**	**1,383**	**1,560**	**1,632**
Non-interest expenses	**6,132**	**6,292**	**6,326**	**6,312**
Income before income taxes	**4,273**	**4,556**	**5,104**	**5,040**
Net income	**2,940**	**3,065**	**3,457**	**3,416**
Basic earnings per common share	**$0.30**	**$0.31**	**$0.35**	**$0.35**
Diluted earnings per common share	**$0.30**	**$0.31**	**$0.35**	**$0.34**

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$14,602	$14,551	$14,243	$14,007
Interest expense	6,486	6,140	5,668	5,151
Net Interest income	8,116	8,411	8,575	8,856
Provision for loan losses	180	200	210	485
Net gain on sale of securities	65	54	129	5
Non-interest income, excluding net gain on sale of securities	1,159	1,101	1,336	1,730
Non-interest expenses	5,686	5,732	5,697	5,758
Income before income taxes	3,474	3,634	4,133	4,348
Net income	2,331	2,474	2,793	2,942
Basic earnings per common share	0.24	0.25	0.29	0.30
Diluted earnings per common share	0.24	0.25	0.29	0.30

All per share data has been restated to reflect a 3-for-2 stock split declared on May 23, 2002 and paid on July 12, 2002.

BOARD OF DIRECTORS

*Board of Directors

** **Anthony S. Abbate**
President and Chief Executive Officer
Interchange Financial Services Corporation

†** **Anthony D. Andora, Esq.**
Chairman of the Board
Interchange Financial Services Corporation

Attorney
Andora & Romano, L.L.C.

Donald L. Correll
(Retired) Chairman of the Board and
Chief Executive Officer
United Water Resources

Anthony R. Coscia, Esq.
Partner
Windels, Marx, Lane & Mittendorf

† **John J. Eccleston, CPA, RMA, PSA**
(Retired) Principal
R. D. Hunter & Company

David R. Ficca
(Retired) Vice Chairman of the Board and
Executive Vice President
Kidde, Inc.

James E. Healey, CPA
(Retired) Executive Vice President and
Chief Financial Officer
Nabisco, Inc.

Nicholas R. Marcalus
President and Chief Executive Officer
Marcal Paper Mills, Inc.

Eleanore S. Nissley
President
Steffens Realty Company

†** **Jeremiah F. O'Connor**
Vice Chairman of the Board
Interchange Financial Services Corporation

Principal
NW Financial Group

Robert P. Rittereiser
Chairman and Chief Executive Officer
GFinancial, L.L.C.

** **Benjamin Rosenzweig**
Secretary of the Board
Interchange Financial Services Corporation

Vice President
AZCO Steel Co.

Directors Emeriti

† Alfred J. Cinelli
Richard A. Gilsenan
† Joseph S. Gradzki

Officers

Anthony S. Abbate
President and Chief Executive Officer

Anthony J. Labozzetta
Executive Vice President
and Chief Operating Officer

Patricia D. Arnold
Senior Vice President
and Chief Credit Officer

†† **Charles T. Field**
Senior Vice President
and Chief Financial Officer

Frank R. Giancola
Senior Vice President

* Also Directors of Interchange Bank
** Also Officers of Interchange Bank
† Original Incorporators of Interchange Bank
†† Effective February 3, 2003

INTERCHANGE BANK OFFICERS

ADMINISTRATION

Anthony S. Abbate
President and Chief Executive Officer

Anthony J. Labozzetta
Executive Vice President
and Chief Operating Officer

ACCOUNTING

Richard Capone
Vice President and Controller

Mark Mahmet
Assistant Vice President
and Assistant Controller

AUDITING

Antonio Figueroa
Vice President

BRANCH ADMINISTRATION

Joanne Westphal
First Vice President

Cynthia Tassitano
Vice President

COMMERCIAL BANKING

Patricia D. Arnold
Senior Vice President
and Chief Credit Officer

COMMERCIAL LOANS

James Trouwborst
First Vice President

Kurt Breitenstein
Vice President

Robert Cusick
Vice President

Rene Miranda
Vice President

CREDIT ADMINISTRATION

Myriam Gonzalez
Assistant Treasurer

SMALL BUSINESS LENDING

Beth Johns
Vice President

Larry Kneip
Vice President

Tom Miller
Assistant Treasurer

SPECIAL ASSETS MANAGEMENT

Ben DiFranco
Assistant Vice President

FINANCE

Charles T. Field
Senior Vice President
and Chief Financial Officer*

Steven Fusco
First Vice President and Treasurer

Donald Stanford
Vice President
Loan Review

HUMAN RESOURCES

Jane G. Matheson
First Vice President

Joan Plavier
Assistant Treasurer

INFORMATION SYSTEMS

Joyce I. Colin
First Vice President
and Chief Information Officer

James Kwasnik
Assistant Vice President

Natividad Metcalfe
Assistant Treasurer

MANAGEMENT INFORMATION SYSTEMS

Beth Nocente
Assistant Vice President

PROOF

Brenda Pettiford
Assistant Treasurer

MARKETING

Linda J. Obsuth
First Vice President

BANK-LINE CENTER

Gregory Dorniak
Assistant Vice President

OPERATIONS

Frank R. Giancola
Senior Vice President

DEPOSIT OPERATIONS

Angela Warnet
Vice President

Debra Vermeulen
Assistant Vice President

Michele Pepe
Assistant Treasurer

GENERAL SERVICES

James Sorge
Vice President

LOAN OPERATIONS

Virginia Roskop
Vice President

Patricia Hermann
Assistant Treasurer

Stella Zapusek
Assistant Treasurer

RETAIL LENDING

Diane Scriveri
First Vice President

Karen Wynne
Vice President

Michael Catania
Assistant Vice President

SALES ADMINISTRATION

David A. Acevedo
First Vice President

Annette Smith
Assistant Treasurer

BUSINESS DEVLOPMENT

Michael Murphy
Vice President

INVESTMENTS

Margaret Laquidara
Assistant Treasurer

SALES MANAGERS

Robert J. Barbarino
Vice President

Frank Cardone, Jr.
Vice President

Joyce V. Oller
Vice President

Jacqueline Smith
Assistant Vice President

* Effective February 3, 2003

INTERCHANGE BANK OFFICES

SADDLE BROOK
Main Office
Park 80 West/Plaza Two

Karen Whalen
Assistant Vice President

Harry Yazidijian
Assistant Treasurer

Floral Lane
200 Floral Lane

Frances DeBellis
Assistant Treasurer

ELMWOOD PARK
444 Boulevard

Aida Castro
Assistant Vice President

FRANKLIN LAKES
784 Franklin Avenue

Mary Ellen Blake
Assistant Treasurer

GARFIELD
351 Midland Avenue

Patricia Dzielinski
Assistant Treasurer

HACKENSACK
Court Plaza North, 25 Main Street

Kelly Velasquez
Assistant Manager

HILLSDALE
321 Broadway

Elene Haidopoulos
Assistant Treasurer

LITTLE FERRY
225 Main Street

Concetta Palmieri
Assistant Treasurer

LODI
185 Garibaldi Avenue

Aylin Boyaci
Assistant Treasurer

MONTVALE
15 South Kinderkamack Road

Debby Amicucci
Assistant Treasurer

OAKLAND
3 Post Road

Donna Fogarty
Assistant Treasurer

PARAMUS
224 Route 4 East

Hemant Mirchandani
Assistant Treasurer

PARK RIDGE
165 Kinderkamack Road

Janet Franklin
Assistant Vice President

Lila Christy
Assistant Treasurer

RAMSEY
161 North Franklin Turnpike

Merelyn Vega
Assistant Treasurer

RIVER EDGE
876 Kinderkamack Road

Suzanne Kievit
Assistant Treasurer

ROCHELLE PARK
200 Passaic Avenue

Stuart M. Pace, Sr.
Assistant Vice President

WALDWICK
71 Crescent Avenue

Marina Mlloja
Assistant Treasurer

WASHINGTON TOWNSHIP
590 Pascack Road

Jill Campione
Assistant Vice President

Anthony A. Accavallo
President
Federal Mortgage & Investment Corp.

Francis J. Battersby, Esq.

Sarkis Bedevian
R.M. Associates

Thomas Bellavia, MD

Thomas J. Beritelli
RE/MAX Real Estate Enterprises

Marc C. Blumenthal
Sax Macy Fromm & Co,. PC

Robert Boffa, Sr.
Personnel Coordinators, Inc.

Alan Bordogna, CPA
Videre Group

Herbert Botwinick, CPA
Botwinick & Co., CPAs

Theodore A. Carnevale, CPA
Gramkow Carnevale
Seifert & Co., LLC

Alexander Carver, Esq.
Huntington Carver, LLP

William C. Colacino, Jr., Esq.

Jeff Cole
Leonia Associates

Michael S. D'Agostino
Zuckerberg's Industrial Park

Christopher DiCicco, CPA

Robert Eatroff
DAK Corp Investors

Martin P. Geisler, Esq.

Ralph Giordano
Giordano Realty

Robert H. Guller, DMD

James Hayden, CPA
J.D. Hayden & Company

Howard Hirsch
Water-Jel Technologies

Elliot Horowitz, CPA
Most Horowitz & Company, LLP

Raymond R. Hough, CPA
Graceffo & Hough Accountants
and Auditors

Russell Huntington, Esq.
Huntington Carver, LLP

Richard Kahn
Cole, Schotz, Meisel, Forman
and Leonard

Robert Kleeblatt, Esq.
Kleeblatt, Galler, Abramson,
Zakim & Davidson, LLC

Harold Knutsen
The Foutain European Day Spa, Inc.

James Kourgelis
Season's
The Venetian

James LaPorte
Bergen Industrial

Joseph Mangino, Sr., CEO
Metropolitan Trucking, Inc.

Lois E. Marshall
Dean of Community Services
Bergen Community College

Warren Martin
Riker, Danzig, Scherer,
Hyland & Perretti LLP

Richard S. Mazawey, Esq.

John J. McCarthy
President
John J. McCarthy Agency, Inc.

Robert McNerney
McNerney Associates, Inc.

Roy G. Meyer, Sr.
President
Elmwood Supply Co., Inc.

James Miller
Lincoln Capital

Joseph P. Napolitano
SNS Architects & Engineers

Emil W. Nardachone, Esq.
Law Offices of Emil W. Nardachone

Thomas J. Owens
Demetrius & Company, LLC

Charles Pinto
Pinto Service, Inc.

Roy Reiner
Chemaid Laboratories

Dino M. Rizzo, CPA
Gramkow Carnevale
Seifert & Co., LLC

William J. Rose
Corp. Consultant

James A. Russo, Esq.
Attorney

Lou Salierno
L & E Construction Management
and Consulting, Inc.

Raymond D. Schwack, CPA
Schwack and Katz
Certified Public Accountants

Vincent Scolpino
Compensation Treatment Managers, Inc

Robert A. Seifert, CPA
Gramkow Carnevale
Seifert & Co., LLC

Gerald A. Shanker, CPA/ABV
Rotenberg Meril Solomon
Bertiger & Guttilla, PC

Robert Silber, Esq.

Phillip M. Simms

Ciro Spinella
C & S Fencing, Inc.

John C. Tonelli
President
John C. Tonelli, Inc.

Robert Traphagen, CPA
Traphagen & Traphagen

Peter Tucci
Summit Holding

Sisto Vinci
Private Investor

John F. Wallace, III
Great Atlantic Capital Corporation

Dariusz Winnicki, Esq.
Hartmann, Winnicki & Finnerty

Mark Zurlini
Palisades Financial, LLC

SHAREHOLDER INFORMATION

CORPORATE ADDRESS

Park 80 West/Plaza Two
Saddle Brook, NJ 07663
201-703-2265

ANNUAL MEETING

The annual meeting of shareholders of Interchange Financial Services Corporation will be held on April 24, 2003 at 3 p.m. at the Saddle Brook Marriott, intersection of Garden State Parkway and Route 80, Saddle Brook, New Jersey 07663

STOCK LISTING

Interchange Financial Services Corporation is traded on the NASDAQ National Market under the symbol IFCJ and reported as IntrchngFnl in the Wall Street Journal and as IntchgFS by the Associated Press (AP).

OPERATING SUBSIDIARIES

Interchange Capital Company, L.L.C.

James Jenco
President

Thomas Ficca
First Vice President, Operations

Paul Winkelhoff
First Vice President, Small Equipment

Gregory Wolff
First Vice President, Sales

Interchange Insurance Agency

Anthony S. Abbate
President

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSEMENT AGENT

To report a change of name or address, or a lost stock certificate or dividend check, contact:

Continental Stock Transfer &
Trust Company
17 Battery Place
New York, New York 10004
212-509-4000

INDEPENDENT AUDITORS

Deloitte & Touche, LLP
2 World Financial Center
New York, New York 10281-1414

COUNSEL

Andora & Romano, L.L.C.
15 Essex Road
Paramus, New Jersey 07652

SEC COUNSEL

Jenkens & Gilchrist
1145 Ross Avenue
Dallas, Texas 75202

SHAREHOLDER RELATIONS

Georgianna Hutter
Interchange Financial Services
Corporation
Park 80 West/Plaza Two
Saddle Brook, NJ 07663
201-703-2265 (ext. 2500)

10K

A copy of Form 10-K, filed with the Securities & Exchange Commission, may be obtained without charge by shareholders on request by writing to:

Charles T. Field
Senior Vice President
and Chief Financial Officer
Interchange Financial Services
Corporation
Park 80 West/Plaza Two
Saddle Brook, NJ 07663

Any exhibit will be provided on request upon payment of the reasonable expense for furnishing such exhibit.

FEDERAL RESERVE SYSTEM COMPLIANCE

A copy of this report is being made available to the public on request, as required by the Federal Reserve System. The contents of this report have not been reviewed or confirmed for accuracy or relevance by the Federal Reserve System.





Interchange
Financial Services
Corporation